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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in our Annual Audited Consolidated Financial Statements and the notes thereto. This MD&A is based upon financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 23 to the Annual Audited Consolidated Financial Statements. References are made to certain non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee. The Audit Committee reviews the disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of March 15, 2010.

        Unless otherwise indicated or required by the context, as used in this MD&A, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian GAAP. All amounts are presented in U.S. dollars unless otherwise noted.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

        This MD&A contains forward-looking information with respect to us. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information.

        Forward-looking information for the time periods beyond 2010 involves longer-term assumptions and estimates than forward-looking information for 2010 and is consequently subject to greater uncertainty. We caution readers of this MD&A not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

        The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking information. Specific forward-looking information contained in this MD&A includes, among others, statements regarding: our financing plans and beliefs about our liquidity, our credit facilities and other sources of liquidity; our low-cost ethylene position; our plans to restructure our Performance Styrenics business; our beliefs about our competitive advantages and our ability to compete successfully; our beliefs about expected funding for our pension plans; general economic conditions; our beliefs about and expectations for our Olefins/Polyolefins business unit, including our beliefs about our cost advantaged feedstock, our beliefs about ethane supply in Alberta in 2010 and beyond, our expectations for our modernization and expansion project at our Mooretown, Ontario plant, and our beliefs about the supply/demand balance for ethylene and polyethylene; our beliefs and expectations concerning the global styrenics industry and our joint venture with INEOS, including our belief that efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs could lead to higher operating rates and improved industry profitability; and our beliefs and expectations regarding our Performance Styrenics business unit and our restructuring of this business, including our beliefs about our styrenic polymers and ventures and the advantages they can provide for our customers.

        With respect to forward-looking information contained in this MD&A, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: a deterioration in our cash balances or liquidity; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports. The information contained in this MD&A, including the information provided under the heading "Risk Factors," in Annex A hereto identifies additional factors that could affect our operating results and performance.

        The forward-looking information in this MD&A is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this MD&A, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

NOVA Chemicals Corporation

        We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. On July 6, 2009, a wholly-owned subsidiary of International Petroleum Investment Company ("IPIC") completed the acquisition of all of our issued and outstanding common shares.

        We operate two business units and hold a 50% interest in a joint venture with INEOS Group Limited ("INEOS"), called INEOS NOVA.

Business Units

  •
  Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy co-products.

  •
  Performance Styrenics manufactures and sells expandable polystyrene ("EPS") in North America and other styrenic polymers. This business unit also has interests in EPS-based downstream ventures and businesses principally for building and construction applications.

INEOS NOVA

        INEOS NOVA is a 50:50 joint venture between us and INEOS that manufactures and sells styrene, solid polystyrene ("SPS") and EPS.

IPIC Transaction

        On February 23, 2009, we entered into an arrangement agreement (the "Arrangement Agreement") with IPIC, which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares (the "Acquisition"). IPIC also has other investments in the chemicals industry, including Borealis AG ("Borealis"), a petrochemicals company in Europe. Borealis is jointly controlled by IPIC (with 64% of the share capital) and OMV Aktiengesellschaft ("OMV") (with 36% of the share capital).

OMV is one of the largest oil and gas groups in Central and Southeastern Europe, with significant investments in petrochemicals. In addition, IPIC owns approximately 20% of the share capital of OMV.

        Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into our common equity at the closing of the Acquisition. We refer to the Acquisition and the conversion of the interim debt financing into equity collectively as the "IPIC Transaction". Our common shares were delisted from the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange on July 6, 2009.

        We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive revaluation of assets and liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we have applied, for the first time and prospectively, the principles of CICA 1582, Business combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective estimated fair values on July 6, 2009 as reflected in Note 3 of the Annual Audited Consolidated Financial Statements.

        Although we continued as the same legal entity after the IPIC Transaction, our consolidated financial information for 2009 is presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding the Acquisition on July 6, 2009. These separate periods are presented to reflect the new accounting basis established for our company as of July 6, 2009, and highlight the fact that the financial information for these periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial information also reflects the equity contributions from IPIC.

Refinancing

        During October and November 2009, we refinanced a substantial portion of our outstanding debt scheduled to mature in 2010. On October 16, 2009, we issued $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019. We used $496 million of the offering proceeds to repay debt under our senior secured credit facility and bilateral credit facilities, and plan to use the balance of the proceeds, to repay outstanding debt under our total return swap and for general corporate purposes. On November 17, 2009, we entered into a new $350 million senior secured revolving credit facility to replace our prior facility that was scheduled to expire on March 31, 2010. In addition, we amended two of our senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, we now have four revolving credit facilities totaling $615 million in borrowing capacity. These facilities include:

  •
  $350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2012;

  •
  $65 million senior unsecured bilateral credit facility, which expires on March 20, 2010;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

  •
  $100 million senior unsecured bilateral credit facility ($30 million expires on March 20, 2010, $30 million expires on September 20, 2011 and $40 million expires on September 20, 2013).

        In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million.

        After the above refinancings, we now have a $75 million total return swap, which terminates on March 31, 2010, and Cdn$250 million (US$237 million, based on a forward exchange rate of 0.9494 entered on January 22, 2010) of 7.85% senior notes, which mature in August 2010. We intend to repay our total return swap upon termination and pay off the 7.85% Senior Notes upon maturity using a portion of the proceeds from our October 2009 offering of senior notes, cash on hand and borrowings under our credit facilities.

Key Drivers of Financial Performance

        Our earnings and cash flow primarily are influenced by the margins earned on the products we manufacture. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

Supply/Demand Balance—The Key Driver of Profitability

        The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

Plastics and Chemical Industry Earnings are Cyclical

        By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

        As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

Price, Volume and Cost Influence Profitability

  Price is driven by feedstock costs and the supply/demand balance

        Pricing for our polymer and chemical products is based on the amount our customers are willing to pay for these products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of our products, margins drive profitability.

  Volume is driven by economic growth

        Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

  Costs—feedstock cost advantage is critical to sustained profitability

        Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids, crude oil, and condensates, while INEOS NOVA's primary feedstocks are benzene and ethylene. Feedstock costs heavily influence the price of our products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage can lead to enhanced profitability relative to industry peers and is the key to our profitability throughout the cycle.

        The remaining 20-30% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs ("SG&A"); and research and development costs ("R&D"). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

        The following table illustrates how changes in various feedstock costs could affect our after-tax income assuming all other factors are held constant. The sensitivity is based on 2009 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of dollars, except as noted)	Change	Increase/Decrease in After-Tax Income
Crude oil	10%	$30
Natural gas	10%	$28
Propane	10%	$10
Butane	10%	$25

  Currency Sensitivity

        Our investing, financing and operating activities continue to be exposed to currency risks which effective October 1, 2008, includes both translation and transaction effects. As of December 31, 2009 and 2008, NOVA Chemicals had a net monetary liability position of $675 million and $857 million, respectively in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax, respectively. Any change in the Euro would not be material. Once the Cdn$250 million of 7.85% senior notes are either locked at a forward exchange rate or paid off each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

  NOVA Chemicals' Highlights

(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Total assets	$5,533	N/A	$4,007	$4,816
Total long-term liabilities	$2,743	N/A	$1,949	$2,304
Revenue	$2,179	$1,871	$7,366	$6,732
Operating income (loss)(2)
Olefins/Polyolefins
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Eliminations	(4)	(8)	36	(18)

Total Olefins/Polyolefins	223	43	371	792
Performance Styrenics	(2)	(27)	(69)	(30)
INEOS NOVA Joint Venture(3)	(2)	6	(103)	(5)
Corporate	(130)	(236)	(143)	(202)

Operating income (loss)(2)	$89	$(214)	$56	$555

Net (loss) income	$(2)	$(239)	$(40)	$348

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
See Supplemental Measures.

(3)
As of October 1, 2007, the results reflect our 50% share in INEOS NOVA. Prior to that period, results reflected our North American styrene and SPS business and 50% of our interest in the European styrenics joint venture with INEOS.

  Changes in Our Net (Loss) Income

(millions of U.S. dollars)	July 6 to Dec. 31, 2009 vs. 2008(1)	Jan. 1 to July 5, 2009 vs. 2008(1)	2008 vs. 2007(1)
	Successor	Predecessor
Lower operating margin(2)	$(47)	$(326)	$(621)
Lower (higher) research and development	32	32	(2)
Lower (higher) selling, general and administrative	126	54	(18)
Foreign exchange (losses) gains	(222)	(156)	117
Lower (higher) restructuring charges	14	(5)	49
Lower (higher) depreciation and amortization	130	131	(24)
Lower interest expense	71	62	19
Higher (lower) gains and losses	3	8	(22)
(Higher) lower income tax expense	(69)	1	114

Increase (decrease) in net income	$38	$(199)	$(388)

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Discussion of Consolidated Financial Results of Operations

  July 6 to December 31, 2009 Versus Full Year 2008

        Net (Loss) Income for the period from July 6 to December 31, 2009 was a net loss of $2 million compared to a net loss of $40 million in 2008. The improvement in net loss was a result of economic and business conditions beginning to stabilize, which resulted in steadier feedstock costs, selling prices and sales volumes. Lower operating costs also contributed to the decrease in net loss.

        Revenue for the period from July 6 to December 31, 2009 was $2,179 million, significantly down from $7,366 million in 2008 primarily due to the shorter time period and lower sales prices and volumes.

        Feedstock and Operating Costs for the period from July 6 to December 31, 2009 were $1,712 million compared to $6,852 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the period in 2009 compared to 2008 that occurred as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange (Losses) Gains for the period from July 6 to December 31, 2009 were a loss of $105 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period and the change of our functional currency during 2008.

        Depreciation and Amortization expense was $131 million for the period from July 6 to December 31, 2009, down from $261 million in 2008, due to the shorter time period. The application of push-down accounting did not impact depreciation as we reassessed and revised the estimated useful lives of our assets in the Olefins/Polyolefins businesses at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

        Selling, General and Administrative expenses were $99 million for the period from July 6 to December 31, 2009 compared to $225 million during 2008 primarily due to the shorter period.

        Research and Development expenses were $20 million for the period from July 6 to December 31, 2009, down from $52 million during 2008 due to the shorter time period and targeted cost savings in the 2009 period, primarily in our styrenics business.

        Restructuring Charges were $23 million for the period from July 6 to December 31, 2009, compared to $37 million during 2008. With the IPIC Transaction complete, previously planned restructuring activities, including workforce reductions in the Corporate and Olefins/Polyolefins business units, were resumed in the 2009 period.

        Interest Expense (Net) for the period from July 6 to December 31, 2009 was $85 million compared to $156 million in 2008, primarily lower due to the shorter time period; however, Interest Expense (Net) was higher on a percentage basis due to accretion of discount on notes due to push-down accounting and costs associated with existing and new financings offset to a small degree as a result of the repayment of $250 million of 7.4% notes due April 1, 2009.

        Income Tax Expense (Recovery) was a $7 million expense for the period from July 6 to December 31, 2009, compared to a recovery of $62 million in 2008 due to the increase in net income before taxes. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses.

  January 1 to July 5, 2009 Versus Full Year 2008

        Net (Loss) Income for the period from January 1 to July 5, 2009 was a net loss of $239 million compared to a net loss of $40 million in 2008. The significant increase in net loss was due to weak economic and business conditions in the 2009 period that resulted in lower selling prices and sales volumes that more than offset lower feedstock and operating costs. Higher foreign exchange losses due to a strengthening Canadian dollar in the 2009 period on Canadian-denominated liabilities also contributed to the increase in net loss.

        Revenue was $1,871 million for the period from January 1 to July 5, 2009, significantly down from $7,366 million in 2008 due to the shorter time period. In addition, weak economic and business conditions during the first half of 2009 resulted in lower average selling prices for products in all business segments as well as lower sales volumes that more than offset lower feedstock and operating costs compared to 2008.

        Feedstock and Operating Costs were $1,683 million during the period from January 1 to July 5, 2009 compared to $6,852 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the 2009 period compared to 2008 as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange (Losses) Gains for the period from January 1 to July 5, 2009 were a loss of $39 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the period in 2009.

        Depreciation and Amortization expense was $130 million in the period from January 1 to July 5, 2009, down from $261 million in 2008, due to the shorter time period.

        Selling, General and Administrative expenses were $171 million during the period from January 1 to July 5, 2009 compared to $225 million during 2008. This is higher on a percentage basis primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $20 million during the period from January 1 to July 5, 2009, down from $52 million during 2008 due to the shorter time period and targeted cost savings, primarily in our styrenics business.

        Restructuring Charges were $42 million during the period from January 1 to July 5, 2009 compared to $37 million during 2008. Contributing to the increased restructuring charges during the period in 2009 was our decision to exit the DYLARK® engineering resin business during the second quarter of 2009.

        Interest Expense (Net) during the period from January 1 to July 5, 2009 was $94 million compared to $156 million in 2008. The overall decrease was due to the shorter time period, but interest expense (net) increased on a percentage basis primarily due to additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first and second quarters of 2009 and debt advisory fees recorded in the first quarter of 2009.

        Income Tax (Recovery) Expense was a $63 million recovery in the period from January 1 to July 5, 2009 compared to a $62 million recovery in 2008 due to a net loss before taxes in both periods. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses.

  2008 versus 2007

        Net Loss was $40 million in 2008 compared to net income of $348 million in 2007. Net income was lower in 2008 primarily due to lower margins resulting from the effects of the dramatic drop in energy and petrochemical prices in the fourth quarter of 2008. Sharp selling price declines led to lower sales volumes in the fourth quarter of 2008, and the precipitous drop in the cost of feedstocks resulted in a negative inventory flow-through impact and year-end inventory write-down totaling $384 million after-tax. This was partially offset by a change in functional currency that resulted in a gain of $142 million after-tax, due to the sharp drop in the Canadian dollar in the fourth quarter.

        Revenue was $7,366 million in 2008, up from $6,732 million in 2007. Average selling prices for products in all business segments were higher in 2008 than in 2007, despite the declines in the fourth quarter. In addition, PE sales volumes were 2% higher in 2008 despite a sharp decline in October and November.

        Feedstock and Operating Costs were $6,852 million in 2008, up from $5,597 million in 2007. Feedstock, utility and fuel costs increased in 2008 as average crude oil, benzene and natural gas prices rose significantly during the first three quarters of 2008. While industry feedstock costs increased significantly, our feedstock costs increased less in comparison due largely to our advantaged Alberta based feedstock.

        Foreign Exchange (Losses) Gains in 2008 were a gain of $117 million compared to no gain or loss in 2007. The difference was due to the change in our functional currency during 2008. See Market and Regulatory Risk".

        Depreciation and Amortization expense was $261 million in 2008, up from $237 million in 2007. Depreciation expense was $24 million higher in 2008 as compared to 2007 due to additional depreciation recorded in the INEOS NOVA joint venture, increased amortization of other joint venture start-up costs and $6 million of additional depreciation expense in connection with our change in functional currency.

        Selling, General and Administrative expenses were $225 million in 2008, up from $207 million in 2007, primarily due to increased stock-based compensation expenses related to our forward transactions which were ineffective in the last half of 2008 and increased professional and consulting fees.

        Research and Development expenses were $52 million in 2008, up slightly from $50 million in 2007.

        Restructuring Charges were $37 million before-tax ($33 million after-tax) in 2008, down from $86 million before-tax ($55 million after-tax) in 2007. In 2007, restructuring costs were higher due to actions linked to the formation of the INEOS NOVA joint venture and Sterling Chemicals' permanent shut down of its styrene monomer plant at Texas City, TX. (See Note 15 to the Annual Audited Consolidated Financial Statements for details.)

        Interest Expense (Net) was $156 million in 2008, down from $175 million in 2007. Interest expense declined in 2008 due to lower interest rates and a reduction in debt.

        Other Losses were $2 million before-tax ($1 million after-tax) in 2008, compared to other gains of $20 million before-tax ($14 million after-tax) in 2007. In 2007, we recorded a gain as a result of the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land.

        Income Tax Expense (Recovery) was a $62 million recovery in 2008, compared to a $52 million expense in 2007 primarily due to lower taxable income. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses. Income tax expense is lower than expected in 2007 due to recording the benefit of the enactment of lower future income tax rates in Canada.

Olefins/Polyolefins Business Unit

        Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost advantaged feedstock (because of lower ethane prices in Alberta when compared to the U.S. Gulf Coast ("USGC")) and world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH™ ("AST") and gas-phase PE process technology as well as PE catalyst technology.

        Our Olefins/Polyolefins business unit contains three reporting segments:

  (1)
  Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

  (2)
  Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

  (3)
  Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets.

  Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil, Condensate, Propane and Butane

Polyethylene	Linear low-density PE AST based PE Low-density PE High-density PE	3.6 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)
The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Market Overview

        Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Polyethylene is used to produce everyday, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene—building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Business Overview

        Our largest volume product is ethylene, which is the key feedstock for the production of PE. We produce ethylene and co-products at our Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

  Joffre Olefins

        Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow Chemical Canada ULC's ("Dow's") 50% interest in the Ethylene 3 ("E3") cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of ethylene co-products such as hydrogen, propylene and other hydrocarbons.

        The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium—to long-term contracts. We can also directly purchase ethane and have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.

        The only major use for ethane is as a feedstock for production of ethylene. Given the dynamics of the Alberta ethane markets, we acquire ethane at cost by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus pay a fee for extraction and delivery. Therefore, our feedstock costs are directly linked to the natural gas price in Alberta. Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC contributes to our feedstock cost advantage. In comparison, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by more traditional supply and demand dynamics. As a result, the price for ethane on the USGC can be at a substantial premium to the underlying natural gas value.

  Corunna Olefins

        Corunna Olefins produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna's ethylene production is consumed by our PE plants and INEOS NOVA's styrene monomer plant in Sarnia, Ontario, while the majority of its co-products are sold to third parties.

        Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce diverse chemical and energy co-products. We are able to adjust Corunna's feedstock slate between crude oil, crude oil derivatives and natural gas liquids, or NGL's, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGL's, such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil and condensates from North America and overseas via marine transportation and pipelines.

  Polyethylene

        The Polyethylene segment produces and sells linear low-density polyethylene ("LLDPE"), low-density polyethylene ("LDPE") and high-density polyethylene ("HDPE").

        We have approximately 3.6 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario. We plan to complete a modernization and expansion project at our Mooretown, Ontario LDPE asset. We expect this project to be completed by late 2010 and expect to add up to 120 million pounds of annual production capacity, as well as upgrade the product slate, improve reliability and reduce production costs.

  Advanced SCLAIRTECH Technology

        One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

        We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale. Made with patented Advanced SCLAIRTECH technology and proprietary single-site catalysts, our octene co-polymer resins deliver enhanced value to customers because of their performance attributes and processing benefits.

  PE exports

        Our PE is primarily sold into North American markets. We have also historically sold up to 20% of our total sales volume outside North America to China, Southeast Asia, Central and Latin America and Europe. We own

part of a packaging joint venture located in Tianjin, China. We ship bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China.

  PE Technology Licensing

        We license our proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. Our SCLAIRTECH technology is licensed for use in 11 plants around the world.

        NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

        We believe that there are several factors that affect the long-term earnings potential of our Olefins/Polyolefins business unit.

1.
Supply/Demand Balance—In the next few years, we expect a large amount of ethylene and PE capacity to come on line around the world, mostly in Asia and the Middle East. During this period, supply growth is expected to exceed demand growth causing an oversupply of products and a reduction in global operating rates. We expect some producers will shut down their facilities permanently, which should reduce excess capacity and cause operating rates to return to higher levels over time. In addition, margins in periods of oversupply are typically below re-investment levels and this discourages new investment decisions, eventually leading to a period of inadequate supply and a return to margin expansion.

2.
Cost Advantaged Feedstocks—Our Joffre facility has access to some of the lowest cost feedstocks in the world outside of the Middle East. According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should ensure that we are feedstock advantaged compared to North American competitors that use crude oil based feedstocks. We expect the structural transportation differentials, and more efficient ethane extraction plant infrastructure in Western Canada compared to the USGC to continue, which should also help in maintaining our competitiveness in North America. In addition, well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost. Because market prices are set by the highest cost producers, our advantaged cost position should lead to higher margins for our business relative to those high cost producers when selling at market prices.

3.
Natural Gas Flows—In 2010, we expect the flows of natural gas across the Canadian border to the United States to decline due primarily to lower selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the straddle plants on the mainline of the TransCanada Alberta pipeline system ("Straddle Plants") and therefore less ethane available as feedstock for our ethylene plants in Western Canada. We are working and will continue to work with suppliers and the Alberta government to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content to industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane to be extracted from the natural gas flowing in the Alliance pipeline. There is also evidence of increases in oil directed drilling with corresponding increases in associated gas production, which is high in NGL content, together with increases in drilling activity in shale formations that contain relatively high levels of natural gas liquids. As these activities develop they are expected to provide additional feedstock volumes to the Alberta region.

Olefins/Polyolefins Financial Highlights

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Revenue
Joffre Olefins(2)	$564	$503	$2,159	$1,803
Corunna Olefins(2)	526	437	2,537	2,075
Polyethylene(2)	803	698	2,383	2,022
Eliminations	(411)	(380)	(1,778)	(1,367)

	$1,482	$1,258	$5,301	$4,533

Operating Income (Loss)(3)
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Eliminations(4)	(4)	(8)	36	(18)

	$223	$43	$371	$792

Polyethylene Sales Volumes (Millions of Pounds)	1,525	1,536	3,432	3,375

Notes:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

(2)
Before inter-segment eliminations between the business units.

(3)
See Supplemental Measures.

(4)
Represents inter-segment profit eliminations.

  Olefins/Polyolefins Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.32	$0.32	$0.32	$0.41	$0.34	$0.59	$0.49
PE—linear low-density butene liner(3)	$0.49	$0.50	$0.55	$0.57	$0.53	$0.79	$0.65
PE—weighted-average benchmark(3)	$0.39	$0.43	$0.58	$0.61	$0.56	$0.81	$0.68
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$3.96	$2.95	$2.68	$4.26	$3.46	$7.74	$5.99
NYMEX natural gas (dollars per mmBTU)(4)	$4.86	$3.60	$3.41	$4.27	$4.05	$8.95	$6.92
WTI crude oil (dollars per barrel)(5)	$43.08	$59.62	$68.30	$76.19	$61.80	$99.65	$72.34

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: Chemical Market Associates, Inc. (CMAI)—USGC Net Transaction Price.

(3)
Source: Townsend Polymer Services Information (TPSI); Benchmark prices weighted according to our sales volume mix in North America.

(4)
Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)
Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results of Olefins/Polyolefins Business Unit

  Joffre Olefins

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $564 million in the period from July 6 to December 31, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and sales volumes. Industry average prices for ethylene were 38% lower in the time period in 2009 compared to full year 2008.

        Feedstock and Operating Costs were $383 million in the period from July 6 to December 31, 2009, down from $1,454 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower volumes and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the time period in 2009 compared to full year 2008.

        Operating income was $105 million in the period from July 6 to December 31, 2009, down from $621 million in 2008. Margins in the time period in 2009 were reduced as sales price declined further than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $503 million in the period from January 1 to July 5, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and lower sales volume. Industry average prices for ethylene were 46% lower in the time period in 2009 compared to full year 2008.

        Feedstock and Operating Costs were $374 million in the period from January 1 to July 5, 2009, down from $1,454 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower sales volume and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the time period in 2009 compared to full year 2008.

        Operating income was $87 million in the period from January 1 to July 5, 2009, down from $621 million in 2008. Margins in the time period in 2009 were reduced as sales price declined further than feedstock and operating costs.

2008 Versus 2007

        Revenue was $2,159 million in 2008, up from $1,803 million in 2007 due to higher selling prices which more than offset higher feedstock costs and lower sales volume. Selling prices were 29% higher in 2008 as sharply higher feedstock costs in the first nine months of the year led to price increases by producers. Total sales volume of ethylene and co-products was 7% lower in 2008 primarily due to a sharp reduction in ethylene demand in the fourth quarter.

        Feedstock and Operating Costs were $1,454 million in 2008, up from $1,205 million in 2007. Costs increased in 2008 due to Alberta natural gas prices which were 31% higher in 2008. Weaker consumption of feedstocks partially offset the impact of higher natural gas costs.

        Operating income was $621 million in 2008, up from $531 million in 2007. Margins in 2008 expanded as price increases outpaced higher feedstock and operating costs.

  Corunna Olefins

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $526 million in the period from July 6 to December 31, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 30% lower than in 2008.

        Feedstock and Operating Costs were $537 million in the period from July 6 to December 31, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 30% lower than in 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due the shorter time period, lower utility costs, and to a lower Canadian dollar exchange rate.

        Operating loss was $27 million in the period from July 6 to December 31, 2009, compared to a loss of $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory. Margins in the time period in 2009 were higher as sales price increased more than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $437 million in the period from January 1 to July 5, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 50% lower than in 2008.

        Feedstock and Operating Costs were $478 million in the period from January 1 to July 5, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 50% lower than in 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due the shorter time period, lower utility costs, and to a lower Canadian dollar exchange rate.

        Operating loss was $78 million in the period from January 1 to July 5, 2009, compared to a loss of $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory.

2008 Versus 2007

        Revenue was $2,537 million in 2008, up from $2,075 million in 2007. The year-over-year improvement was due primarily to an increase in product prices that was partly offset by decreased sales volumes. Energy co-product pricing rose in response to higher WTI crude oil prices, which averaged $27.31/bbl higher than 2007. Higher energy co-product pricing more than offset lower sales volumes. Chemical co-product revenue was also up due to higher pricing, with sales volumes down slightly. Ethylene prices were up 30% over 2007, and other chemical co-product pricing was up 23% over 2007.

        Feedstock and Operating Costs were $2,708 million in 2008, up from $1,856 million in 2007. Feedstock prices were up along with the average WTI crude oil price, which was 38% higher in 2008 versus 2007. In addition, realized losses of $22 million from our feedstock purchase program contributed to higher feedstock costs.

        Operating loss was $243 million in 2008, down from a gain of $152 million in 2007. The year-over-year decline was primarily due to increased feedstock costs for the full year and product price erosion in the second half of 2008. A spike in WTI crude oil prices to record levels in mid-2008 increased feedstock costs and flow-through of costs through the second half of 2008, which delayed the cost benefits of the dramatic decrease in industry WTI crude oil costs that occurred in the second half of 2008. Higher flow-through costs in the second half of 2008 were accompanied by lower product pricing on falling WTI crude oil prices, reduced demand, and lower product pricing in response to a global economic slowdown.

  Polyethylene

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $803 million in the period from July 6 to December 31, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 30% lower, as the economic downturn reduced both feedstock costs and demand for products as compared to 2008. In the time period in 2009, demand was steady, but customers did not rebuild their low inventories due to continued economic uncertainty.

        Feedstocks and Operating Costs were $588 million in the period from July 6 to December 31, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 38% lower than 2008, and lower utility costs.

        Operating income in the period from July 6 to December 31, 2009 was $149 million, up from a loss of $43 million in 2008. The increase was due to prices increasing more than feedstock costs and lower operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $698 million in the period from January 1 to July 5, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 40% less, as the economic downturn reduced both feedstock costs and demand for products. Destocking occurred early in the time period in 2009 and was followed by steady demand and stable, low inventory in the second half of the time period due to continued economic uncertainty.

        Feedstocks and Operating Costs were $597 million in the period from January 1 to July 5, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 46% lower than 2008, and lower utility costs.

        Operating income in the period from January 1 to July 5, 2009 was $42 million, up from a loss of $43 million in 2008. The increase was due to prices increasing more than feedstock costs and lower operating costs.

2008 Versus 2007

        Revenue was $2,383 million in 2008, up from $2,022 million in 2007. The year-over-year improvement primarily was due to higher PE sales prices. The average PE sales price was up 9¢ per pound, or 16%, year-over-year in 2008 as record oil prices and energy costs drove up plastic prices.

        Feedstocks and Operating Costs were $2,298 million in 2008, up from $1,772 million in 2007. Feedstock and operating costs were higher in 2008 due to higher ethylene costs, which were 32% higher than 2007, and higher distribution costs.

        Operating loss in 2008 was $43 million, down from a gain of $127 million in 2007. The year-over-year decline was due to higher feedstock costs outpacing higher prices.

INEOS NOVA Joint Venture

        INEOS NOVA is a 50:50 joint venture with INEOS that manufactures and sells styrene and SPS in North America and SPS and EPS in Europe. INEOS NOVA was created on October 1, 2007, when we expanded our 50:50 European joint venture, formerly NOVA INNOVENE, to include the North American styrene and SPS businesses of both companies.

  Market Overview

        Styrene is a globally-traded commodity and a key feedstock in the production of styrenic polymers, such as SPS and EPS. SPS and EPS are used to make products such as electronics packaging, small appliances, construction components and food packaging. While SPS and EPS resin production accounts for approximately 60% of global styrene demand, styrene is also used in other styrenic polymers such as acrylonitrile butadiene styrene, synthetic rubber and unsaturated polyesters.

        Margins in the styrene and SPS industries are primarily driven by supply/demand dynamics. Styrene is the supply bottleneck in the styrenics chain and therefore the key indicator of supply/demand tightness for both styrene and SPS. Industry operating rates in excess of 92% for styrene generally lead to margin expansion.

  INEOS NOVA Production Profile

	Capacity (Billions Of Pounds)
	North America	Europe	Global
Styrene	3.8	—	3.8
SPS	1.6	1.0	2.6
EPS	—	0.9	0.9

        Styrene.    INEOS NOVA has the capacity to produce approximately 3.8 billion pounds of styrene from its three production sites in Bayport and Texas City, Texas, and Sarnia, Ontario. The majority of styrene production is consumed internally to manufacture styrenic polymers, principally SPS, with the balance sold to third parties.

        The primary raw materials for the production of styrene are benzene and ethylene. INEOS NOVA has entered into long-term supply agreements with us and INEOS to supply virtually all of its ethylene and a portion of its benzene feedstock requirements. The balance of feedstock is obtained through purchases in the open market.

        While INEOS NOVA has roughly the same capacity to consume styrene as it does to produce it, the joint venture has a long styrene position in North America and a short position in Europe. INEOS NOVA purchases styrene in Europe through purchase agreements, spot purchases, or when it is cost effective, supply from North America to make up the shortfall. When market conditions are sufficient, the excess North American styrene production is sold into domestic merchant and export markets.

        SPS/EPS.    INEOS NOVA has the capacity to produce approximately 1.6 billion pounds per year of SPS from its three production sites in North America and 1.9 billion pounds per year of SPS and EPS from its five sites in Europe.

  Profitability Improvement Potential

        Profitability in the global styrenics industry has been poor in the last several years, primarily due to the oversupply of styrene and relatively high cost of benzene feedstock. However, we believe that the efficiency enhancing actions taken by INEOS NOVA and others in the industry and lower feedstock costs, which could result in demand growth, ultimately will lead to higher operating rates and improved industry profitability.

  Cost Reduction

        Since its inception in 2005, INEOS NOVA has aggressively reduced costs through asset rationalizations, reductions in corporate overhead expenses and operating synergies. The expanded joint venture has continued to reduce costs in Europe and North America. The benefit of these cost reductions is shared equally between INEOS and us. In 2009, INEOS NOVA continued to reduce costs by closing its SPS production facilities on the Breda, The Netherlands site at the end of year. The plant had an annual capacity of about 200 million pounds. The closure of the SPS capacity is not expected to impact the manufacturing of EPS and high performance polystyrene at the Breda site and no change to EPS is planned.

  Outlook for INEOS NOVA Joint Venture

        The INEOS NOVA joint venture will continue to reduce costs and conserve cash to position it for positive cash flows in future years. The owners expect the joint venture to manage the business to at least a breakeven cash flow position in 2010 and beyond through a series of actions.

        First, the joint venture will continue to manage its production to minimize inventory and working capital and reduce costs. Costs will be reduced by minimizing corporate overhead expenses and maximizing operating synergies.

        Second, the INEOS NOVA management team will continue to explore strategic options for further industry consolidation which could lead to further cost reductions and additional synergies. Given the size of the INEOS NOVA joint venture, margin improvements can have a meaningful impact on INEOS NOVA's earnings and cash flow.

  INEOS NOVA Joint Venture Financial Highlights(1)

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Revenue	$635	$552	$1,942	$2,092
Operating (loss) income(2)	$(2)	$6	$(103)	$(5)
Sales Volumes (millions of pounds)(3)	1,516	1,183	2,502	2,953

Notes:

(1)
As of October 1, 2007, the results reflect our 50% share in INEOS NOVA. Prior to that period, results reflected our North American styrene and SPS business and 50% of our interest in the European styrenics joint venture.

(2)
See Supplemental Measures.

(3)
Third-party sales. Polystyrene sales consist of SPS sales in North America and SPS and EPS sales in Europe.

  INEOS NOVA Joint Venture Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.40	$0.46	$0.56	$0.55	$0.50	$0.73	$0.68
SPS(2)
North America	$0.77	$0.84	$0.96	$0.97	$0.89	$1.08	$0.98
Europe	$0.43	$0.52	$0.64	$0.64	$0.56	$0.82	$0.81
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$1.22	$1.98	$3.12	$2.81	$2.28	$3.57	$3.62

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of INEOS NOVA

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $635 million in the period July 6 to December 31, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 22% in Europe and 10% in the North America.

        Feedstock and Operating Costs were $613 million in the period July 6 to December 31, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower costs for feedstocks. Benzene cost was 17% lower in the period in 2009 versus 2008.

        Operating loss was $2 million in the period July 6 to December 31, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $552 million in the period January 1 to July 5, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 42% in Europe and 25% in the North America.

        Feedstock and Operating Costs were $514 million in the period January 1 to July 5, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower costs for feedstocks. Benzene cost was 55% lower in the period in 2009 versus 2008.

        Operating income was $6 million in the period January 1 to July 5, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices. In Europe, SPS margins declined as sharply lower sales volumes more than offset higher unit margins resulting from flow-through feedstock costs that fell more than selling prices.

2008 Versus 2007

        Revenue was $1,942 million in 2008, down from $2,092 million in 2007. Despite modestly higher prices in 2008, revenue declined due to significantly lower sales volumes. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, as the recession in the United States deepened in the latter half of 2008 and broadened to include other regions such as Europe where the company operates. In addition, high costs for feedstock such as benzene limited the opportunity for profitable export of styrene out of North America, further weakening demand.

        Feedstock and Operating Costs were $1,981 million, down slightly from $2,042 million in 2007. Although average benzene costs were slightly lower in 2008, costs generally were higher during the first nine months of 2008 when production was higher. The rapid decline in feedstock costs in the fourth quarter, which pulled down the average cost for the year, occurred in parallel with weaker sales volumes due to the weakness in product markets and the reduction in chain inventory caused by the steep energy and petrochemical price declines in the last three months of 2008.

        Operating loss was $103 million in 2008, compared to a loss of $5 million in 2007. In 2008, margins were compressed as significantly lower sales volumes and higher flow-through feedstock costs more than offset higher selling prices.

Performance Styrenics Business Unit

        Our Performance Styrenics business unit produces standard EPS resin in North America and ARCEL® resins. It also has EPS-based downstream ventures and businesses that aim to create and capture value beyond the sale of EPS resin.

  Business Overview

        Standard EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry. Currently, sales of our standard EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.

        ARCEL resins and our ventures apply proprietary and licensed technology to enable customers to reduce their costs and environmental impact.

  Styrene Feedstock

        Styrene is the primary feedstock for the production in this business unit. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business unit, which is sufficient to meet our anticipated styrene requirements.

  Performance Styrenic Polymers

        We have the capacity to produce 350 million pounds per year of standard EPS and ARCEL resins at our production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio. In 2009, we reduced our

EPS capacity by approximately 25% as a result of the restructuring efforts of the Performance Styrenics business unit.

        ARCEL resin is a performance polymer that is molded into foam for protective packaging and used by producers of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products.

        In 2009, we ended commercial production of our DYLARK engineering resin due to the long-term market deterioration.

  Downstream Ventures

        We attempt to leverage our intellectual property and market expertise by entering into downstream businesses and ventures, either directly or by entering into strategic relationships with partners. These businesses and ventures are principally for building and construction applications and are in the development or start-up stage. The strategic objective of these initiatives is to capture value beyond the sale of resin. As part of the restructuring of our Performance Styrenics business unit in 2009, we eliminated certain of these downstream businesses and ventures, and we may eliminate, consolidate or sell others in the future.

  Outlook for Performance Styrenics Business Unit

        In 2009, we restructured this business to a level that we believe can be successful going forward. These changes included the rationalization of EPS capacity toward more sustainable business segments, exiting the DYLARK resin business, and exiting some of our ventures. We are continuing to evaluate this business unit and are exploring strategic options.

  Performance Styrenics Financial Highlights

(millions of U.S. dollars, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008	2007
	Successor	Predecessor
Revenue	$156	$105	$433	$412
Operating loss(1)	$(2)	$(27)	$(69)	$(30)
Sales Volumes(2) (millions of pounds)	152	132	366	418

Notes:

(1)
See Supplemental Measures.

(2)
Third-party sales.

  Performance Styrenics Average Benchmark Prices

	2009				Annual
(U.S. dollars per pound)	Q1	Q2	Q3	Q4	2009	2008	2007
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.40	$0.46	$0.56	$0.55	$0.50	$0.73	$0.68
EPS(2)	$0.82	$0.84	$0.93	$0.91	$0.87	$1.07	$0.99

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: CMAI Contract Market.

Discussion of Financial Results of Performance Styrenics

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $156 million in the period July 6 to December 31, 2009, down from $433 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction and packaging markets. Average EPS pricing was down 14% in the 2009 period versus 2008.

        Feedstock and Operating Costs in the period July 6 to December 31, 2009 were $138 million, down from $435 million in 2008. Costs were lower in the period in 2009 primarily due to the shorter time period, lower sales volumes and the 24% decrease in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating loss in the period July 6 to December 31, 2009 was $2 million compared to a loss of $69 million in 2008. In the 2009 period, margins rose as prices declined less than flow-through feedstock costs and operating costs were lower due to restructuring.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $105 million in the period January 1 to July 5, 2009, down from $433 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction, automotive and packaging markets. Average EPS pricing was down 23% in the 2009 period versus 2008.

        Feedstock and Operating Costs in the period January 1 to July 5, 2009 were $101 million, down from $435 million in 2008. Costs were lower in the 2009 period primarily due to the shorter time period, lower sales volumes and the 40% decrease in the cost of styrene.

        Operating loss in the period January 1 to July 5, 2009 was $27 million compared to a loss of $69 million in 2008. In the 2009 period margins rose as prices declined less than flow-through feedstock costs.

2008 Versus 2007

        Revenue in 2008 was $433 million, up from $412 million in 2007. The improvement was due to higher selling prices, particularly for EPS and DYLARK resins. Resin sales volume grew in the first half of 2008, but dropped off sharply in the second half due to declines in domestic and international demand in most construction, automotive and packaging markets.

        Feedstock and Operating Costs in 2008 were $435 million, up from $380 million in 2007. Costs were higher in 2008 primarily due to the 7% increase in the cost of styrene.

        Operating loss in 2008 was $69 million compared to a loss of $30 million in 2007. The first half of 2008 saw growth in sales volumes and margins, while the second half of 2008 saw unprecedented declines in global demand.

Corporate Operating Loss and Other Items

        A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008(1)	2007(1)
	Successor	Predecessor
Corporate operating costs	$(53)	$(66)	$(87)	$(97)
Stock-based compensation and profit sharing	—	(26)	58	(52)
Forward transactions on stock-based compensation	—	(9)	(100)	16
Mark-to-market feedstock derivatives	51	6	(87)	21
IPIC Transaction costs	(1)	(61)	—	—
Restructuring charges	(23)	(42)	(37)	(86)
Foreign exchange (losses) gains	(102)	(35)	117	—
Insurance credit	2	—	—	4
Depreciation and amortization	(4)	(3)	(7)	(8)

Operating loss	$(130)	$(236)	$(143)	$(202)

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate operating costs were lower during the period from July 6 to December 31, 2009 as compared to 2008, primarily due to the shorter time period.

January 1 to July 5, 2009 Versus Full Year 2008

        Corporate operating costs were lower in the period from January 1 to July 5, 2009 compared to 2008, primarily due to the shorter time period, despite an increase in settlement charges related to payments from our supplemental employee retirement plan.

2008 Versus 2007

        Corporate operating costs were $87 million in 2008, as compared to $97 million in 2007.

  Stock-Based Compensation, Forward Transactions and Profit Sharing

        We had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage our exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of our common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

        The intention of these transactions was to give us the same economic effect as if we had borrowed money, purchased our common shares and held them as assets. As our stock price changed, the mark-to-market impact related to the stock—based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as our stock price fell below the grant price of the stock-based compensation units.

        Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At December 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss (December 31, 2007—$19 million), resulting in a liability. At December 31, 2008 and 2007, this liability is reported in accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

        The forward transactions included an interest component which was accrued and payable by us on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

        Prior to December 31, 2008, we agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of our common shares on any three consecutive trading days commencing February 1, 2009, was $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on February 4, 2009. We paid the counterparty $88 million on February 12, 2009.

        The three cash-settled stock-based compensation plans included the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans. At closing of the IPIC Transaction, these plans were terminated. Therefore, no income or expense was recorded during the period July 6, 2009 through December 31, 2009 (see below for cash-settlements). Because we no longer have publicly traded common stock and the stock-based compensation plans have been terminated, we are no longer exposed to fluctuations in stock-based compensation costs. During the period January 1, 2009 through July 5, 2009, we recorded expense of $0 million, $25 million and $1 million, respectively, related to each of those plans. In 2008, we recorded income of $29 million, $14 million and $17 million, respectively, related to each of those plans (expense of $20 million, $15 million and $1 million in 2007). During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we expensed $0 million and $9 million, respectively, related to the forward transactions. In 2008, we expensed $100 million (income of $16 million in 2007).

        Stock-based compensation also included the amount expensed related to the fair value of stock options earned by employees. During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we had no expenses related to stock option grants. In 2008, we expensed $2 million ($2 million in 2007).

        We have a profit sharing program that is available to most employees. The profit sharing targets were not achieved in 2009 or 2008, thus there is no profit sharing expense during either reporting period in 2009 or in 2008. Profit sharing expense in 2007 was $14 million.

        Expenses during the period January 1, 2009 through July 5, 2009, were primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC Transaction. At closing of the IPIC Transaction, outstanding units of the stock- based compensation plans were canceled and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

        Stock-based compensation and profit sharing expenses net of forward transactions were $42 million in 2008, $6 million higher than 2007 due to the ineffectiveness of the hedge, partially offset by lower profit sharing expense and the mark-to-market on the Deferred Share Unit plan.

  Mark-To-Market Feedstock Derivatives

        We maintain a derivative program to manage risk associated with feedstock purchases. We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. We classify mark-to-market adjustments on feedstock derivative positions as corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

        The mark-to-market value of our open feedstock positions increased during the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, resulting in an unrealized gain of $51 million and $6 million, respectively.

        On January 1, 2009, we adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities, which requires the mark-to-market value of our open feedstock positions to include consideration of our own credit risk and the credit risk of our counterparties. The adoption of EIC 173 resulted in a one-time credit on January 1, 2009 to opening retained earnings and a corresponding decrease in the mark-to-market liability of $18 million ($12 million after-tax). The mark-to-market impact to earnings was an $87 million loss in 2008 versus a $21 million gain in 2007. The $108 million decline was a result of decreases in forward propane and butane prices relative to crude oil and the number of feedstock positions put in place.

  IPIC Transaction Costs

        Costs incurred during the period January 1, 2009 through July 5, 2009 include $61 million for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009. During the period July 6 to December 31, 2009, an additional $1 million in costs were incurred. No costs were incurred in 2008 or 2007.

  Restructuring Charges

July 6 to December 31, 2009

        With the IPIC Transaction complete, previously planned restructuring activities for workforce reductions in the Corporate and Olefins/Polyolefins business units were resumed. Restructuring charges of $23 million ($17 million after-tax) were recorded during the period July 6, 2009 through December 31, 2009 and related to the following:

  •
  $22 million of severance and other employee related costs due to restructuring across the Corporation; and

  •
  $1 million additional related to the DYLARK engineering resin business.

January 1 to July 5, 2009

        During the period January 1, 2009 through July 5, 2009 restructuring charges were $42 million ($42 million after-tax) related to the following:

  •
  In June 2009, we began the process of exiting the DYLARK engineering resin business. We recorded a restructuring charge of $31 million, which included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs.

  •
  We also continued the restructuring of our Performance Styrenics segment during 2009 and recorded a restructuring charge of $10 million related to severance and other employee related costs; and

  •
  Our 50% share of the INEOS NOVA joint venture includes restructuring costs of $1 million related to pension.

As of December 31, 2009, $20 million of the severance costs due to restructuring activities across the Corporation have been paid to employees. This includes $11 million attributed to the Olefins/Polyolefins and Corporate business units, $5 million attributed to the Performance Styrenics segment, and $4 million related to the DYLARK engineering resin business.

2008

        In 2008, we recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

  •
  $17 million impairment charge related to certain joint venture and equity investments;

  •
  $9 million related to costs incurred for capital projects which will not be pursued;

  •
  $6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $5 million has been paid related to severance costs for employees; and

  •
  $5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which substantially all of the severance costs were paid to employees.

2007

        In 2007, we recorded total restructuring charges of $86 million ($55 million after-tax) related to actions taken by INEOS NOVA, as well as us, to reduce costs as follows:

  •
  INEOS NOVA announced the planned closure of the Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (our share) comprised of before-tax non-cash asset write-downs of $32 million and severance costs of $6 million. To date, substantially all of the severance costs have been paid to employees.

  •
  INEOS NOVA also acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant and nominated zero production volume from that facility. Sterling Chemicals subsequently announced plans to permanently shut down the facility. As a result, we recorded a charge of $29 million, our 50% share of the charge.

  •
  INEOS NOVA had severance costs related to North American employees resulting in a $3 million charge for our share of those costs. To date, substantially all of the severance costs have been paid to employees.

  •
  During 2007, we recorded a $7 million restructuring charge related to the elimination of approximately 90 positions in the United States and Europe. To date, substantially all of the severance costs have been paid to employees. We also recorded $6 million before-tax charges for other restructuring actions to reduce costs.

  •
  European restructuring by the INEOS NOVA joint venture resulted in an additional $3 million in costs, all of which have been paid.

  Functional Currency Change

        In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This substantially eliminated the joint venture's potential reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities are predominately in U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in accumulated other comprehensive income ("AOCI"). We accounted for this change prospectively and any amounts that were previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

        The Canadian to U.S. dollar exchange rate changes resulted in $117 million of foreign exchange gain during the fourth quarter of 2008 that was recorded in corporate results. We will continue to recognize such foreign exchange gains and losses that flow through earnings in the future and will separately report these amounts on the Consolidated Statement of Income (Loss).

        Foreign currency losses in the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 were higher than the the full year 2008 due to increased foreign currency losses on Canadian-denominated liabilities due to a strengthening Canadian dollar.

  Insurance Credit (Charge)

        We are one of many participants in OIL and sEnergy—two mutual insurance companies formed to insure against catastrophic risks. We continue to participate in OIL, an insurance pool for property and liability; however, sEnergy, an insurance pool for business interruption, is in the process of winding-up its operations. The earliest this process is likely to be complete is the second quarter of 2010. We believe our reserves are adequate to cover any outstanding claims. We expect to receive the full amount of our investment prior to the dissolution of sEnergy.

July 6 to December 31, 2009

        We recorded a $2 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during the period July 6, 2009 through December 31, 2009.

January 1 to July 5, 2009

        No insurance charges were incurred during the period January 1, 2009 through July 5, 2009.

  2008

        No insurance charges were incurred during 2008.

  2007

        We recorded a $4 million ($3 million after-tax) credit due to the reduction of estimated future claims payments.

  Depreciation and amortization

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $3 million during the period July 6, 2009 through December 31, 2009 as compared to 2008 due to the shorter time period and despite the application of push-down accounting did not impact depreciation as we undertook to relife our assets in the Olefins/Polyolefins businesses at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

January 1, 2009 to July 5, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $4 million during the period January 1, 2009 through July 5, 2009 as compared to 2008 primarily due to a shorter time period.

2008 Versus 2007

        Corporate depreciation expenses were virtually unchanged during 2008 as compared to 2007.

  Other Gains and Losses

July 6 to December 31, 2009

        During the period July 6, 2009 through December 31, 2009, we recognized a gain of $1 million ($1 million after-tax).

January 1 to July 5, 2009

        During the period January 1, 2009 to July 5, 2009, we recognized a gain of $6 million ($6 million after-tax) primarily related to the disposition of our interest in LRM Industries, LLC (joint venture).

2008

        In 2008, we recognized other losses of $2 million ($1 million after-tax).

2007

        In 2007, we recognized other gains of $20 million ($14 million after-tax) related to the sale of the previously shut-down Chesapeake, Virginia, facility and other incidental land. We received cash proceeds of $6 million and a $14 million note receivable, bearing interest of 8.75% per annum and due in full in 2012.

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flows from operations, cash on-hand, borrowings under our revolving credit facilities and accessing capital markets. We utilize our accounts receivable securitization programs as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures and debt service.

  Cash Flow

        The following is a summary of cash flow:

			Year ended December 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of U.S. dollars)			2008(1)	2007(1)
	Successor	Predecessor
Funds from Operations	$163	$(53)	$99	$550
Operating working capital and other	(183)	(204)	173	(221)

Cash (used in) provided by operating activities	(20)	(257)	272	329

Proceeds on sale of assets	—	—	—	6
Capital expenditures and turnaround costs	(79)	(50)	(210)	(198)
Acquisition of production rights	—	—	—	(30)

Cash used in investing activities	(79)	(50)	(210)	(222)

(Decrease) increase in long-term debt and bank loans	(235)	493	(91)	(13)
Common shares issued	350	—	3	8
Options retired for cash	—	—	—	(6)
Common share dividends	—	(7)	(31)	(31)

Cash from (used in) financing activities	115	486	(119)	(42)

Increase (decrease) in cash due to exchange rates	1	(3)	13	—

Increase (decrease) increase in cash and cash equivalents	17	176	(44)	65
Cash and cash equivalents, beginning of period	250	74	118	53

Cash and cash equivalents, end of period	$267	$250	$74	$118

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards."

  Inflows and Outflows of Cash

        As a result of our refinancing activities during the fourth quarter of 2009 and the beginning of 2010, we expect our working capital will be sufficient for our present requirements.

        During the time period January 1, 2009 through July 5, 2009, we consumed $53 million in funds from operations. Additionally, working capital increased by $204 million primarily due to the cash settlement of the share forward transactions in January and February 2009 (see "Stock-Based Compensation, Forward Transactions and Profit Sharing") and a $74 million reduction in the balance outstanding on our accounts receivable securitization programs. The result was $257 million used in operating activities. Capital expenditures during the period were $41 million, which was lower than past years due to an effort to conserve cash to aid liquidity. Turnaround spending was also reduced from prior years at $9 million. In order to repay the $250 million of 7.4% notes that were due in April 2009 and to pay for other cash expenses during the period, we drew heavily on our revolvers and entered into the backstop credit facility with IPIC (see "2009 Refinancing" below). The net result after repayment of the notes in April was an increase in cash and cash equivalents during the period of $176 million.

        During the time period July 6, 2009 through December 31, 2009, we generated $163 million in funds from operations. This improvement in funds was offset by a large increase in working capital due to increased inventory, higher raw material prices and higher accounts receivable values in the period resulting in a use of cash from operating activities of $20 million. Capital expenditures during the period were $60 million, which were lower than past years due to a need to conserve cash in 2009 to aid liquidity. Turnaround spending was $19 million in the period, lower than past years as well.

        During this period we also issued $700 million of debt, of which $496 million was used to fully repay all borrowings under our revolving credit facilities. The remainder was designated for repayment in 2010 of the $75 million outstanding on the total return swap and other general corporate purposes. In addition, IPIC converted its two outstanding debt facilities with us into equity resulting in $350 million of common shares being issued. Overall, $115 million of cash from financing activities was reported in the period. There were no dividend payments during the period. The net result was an increase in cash and cash equivalents during the period of $17 million.

        In 2008, we generated $99 million in funds from operations. During the year, working capital was reduced by $173 million primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. We recorded a $129 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Capital expenditures for 2008 were $166 million and turnaround costs were $44 million. In 2008, we repaid our $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed early at our option. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. The total use of cash in financing activities was $119 million primarily made up of the repayment of the debentures and dividend payments. The net use of cash and cash equivalents in 2008 was $44 million.

        In 2007, we generated $550 million in funds from operations. Operating working capital increased by $221 million in 2007 due to rapidly rising feedstock costs which increased the value of inventory, as well as product price increases which increased receivables. In total, $329 million of cash was provided by operating activities. In 2007, capital expenditures were $156 million and turnaround costs were $42 million. In addition, INEOS NOVA acquired the exclusive rights to production from the Sterling Chemicals' Texas City, Texas, styrene plant for $60 million, of which our 50% share was $30 million. During the year, cash used in financing activities was $42 million, the majority of which was dividends. The net increase in cash and cash equivalents was $65 million.

  Commitments

        We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. For a description of the sources to repay the long-term debt due in 2010, see "Current Debt Maturities or Redemptions" in the "Liquidity" section below. Associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations will be paid for using cash flow from normal operations.

  Contractual Cash Obligations

	Payments Due By Period
as of Dec. 31, 2009 (millions of U.S. dollars)	Total	2010	2011 to 2012	2013 to 2014	After 2015
Long-term debt(1)	$1,954	$317	$411	$405	$821
Interest payments(2)	865	156	245	154	310
Contributions to defined benefit plans(3)	33	33	—	—	—
Contributions to defined contribution plans(3)	12	12	—	—	—
Operating leases(4)	425	51	86	76	212
Unconditional purchase obligations(5)	6,780	1,760	1,779	1,032	2,209

Total contractual cash obligations	$10,069	$2,329	$2,521	$1,667	$3,552

Notes:

(1)
Includes current portion and bank loans.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2009.

(3)
Includes estimate for 2010 only.

(4)
Includes property, railcar and other equipment leasing commitments.

(5)
Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

  Liquidity

        We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2009, our total liquidity was $831 million. Our future liquidity is dependent on many factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and the availability of existing credit facilities and of other potential sources of financing.

        A significant portion of our operations is conducted by our subsidiaries, and we are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Accordingly, our ability to service indebtedness and fund operations is dependent upon the results of operations of our subsidiaries and their ability to provide cash to us. Payments of any dividends, loans or other distributions from our subsidiaries are not currently subject to material contractual, restrictive governmental regulations or other restrictions.

  2009 Refinancing

        During October and November 2009, we refinanced a substantial portion of our outstanding debt scheduled to mature in 2010. Effective October 15, 2009, we terminated our undrawn $150 million credit facility with Export Development Canada and a syndicate of three Canadian banks that we secured in February 2009 (the "EDC Facility"). On October 16, 2009, we issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively. Net proceeds from the offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under our $350 million secured revolving credit facility and $254 million outstanding under our bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes.

        On November 17, 2009, we entered into a new $350 million senior secured revolving credit facility to replace our prior secured facility that was scheduled to expire on March 31, 2010. In addition, we amended two of our senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, we now have four revolving credit facilities totaling $615 million in borrowing capacity. These facilities include:

  •
  $350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2012;

  •
  $65 million senior unsecured bilateral credit facility, which expires on March 20, 2010;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011; and

  •
  $100 million senior unsecured bilateral credit facility ($30 million due on March 20, 2010, $30 million due on September 20, 2011 and $40 million due on September 20, 2013).

        In connection with the Arrangement Agreement, IPIC provided us with a $250 million unsecured backstop credit facility (the "Backstop Facility"). The Backstop Facility could only be used as a single draw to assist us in repaying our $250 million, 7.4% notes due on April 1, 2009. On March 31, 2009, we drew $150 million on the Backstop Facility to repay the 7.4% notes on April 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

        On July 3, 2009, IPIC provided us with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable us to complete certain inter-company pre-closing reorganization transactions. We drew the full $200 million available under this credit facility on July 3, 2009 and, subsequent to the closing of the Acquisition on July 6, 2009, repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of our common stock. We then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for an additional $150 million of our common stock.

        Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and the Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus. We removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of our issued and outstanding common shares for $499 million.

  Covenants

        Our previous $350 million secured revolving credit facility, which was replaced in November 2009, the total return swap, which will be terminated and repaid on March 31, 2010 (see "Series A Preferred Shares and Total Return Swap"), and our prior accounts receivable securitization programs (see "Off-Balance Sheet Accounts Receivable Securitization Programs"), which were replaced in the first quarter of 2010, were governed by the following financial covenants, which required quarterly compliance computed on a rolling 12-month basis.

  •
  maximum net debt-to-cash flow ratio of 5:1; and

  •
  minimum interest coverage ratio of 2:1

        See Supplemental Measures for a discussion of the computations used to calculate these ratios. We were in compliance with these financial covenants for each quarter-end in 2008. The following table shows our actual financial covenant ratios as of the end of each quarter in 2008.

	2008
	Q1	Q2	Q3	Q4
Net Debt-to-Cash Flow Ratio	2.1	2.0	1.9	3.1
Interest Coverage Ratio	5.2	5.5	5.8	3.5

        As a result of declining North American and global economic activity, demand for crude oil and intermediate products dropped dramatically in the fourth quarter of 2008, causing their prices and the selling prices of our finished products to also drop dramatically. Because we had higher-cost third quarter inventory flowing through our income statement in the fourth quarter of 2008, we incurred large flow through losses. In addition, we wrote down the value of our year-end inventory by $129 million before-tax ($90 million after-tax) to reflect market prices as of December 31, 2008. Due to these exceptional factors resulting in the large loss incurred by us in the fourth quarter of 2008, we expected to be in breach of our financial covenants at the end of the first quarter of 2009 when compliance was due to be tested. Accordingly, on January 28, 2009, we and our counterparties agreed to amendments to the financial covenants in the $350 million secured revolving credit facility and the total return swap for the quarter ending March 31, 2009, to exclude the quarter ending December 31, 2008 results and include the quarter ending March 31, 2008 results.

        These amendments allowed us to maintain access to our major credit lines during the first half of 2009, subject to complying with certain conditions subsequent, which included the following:

  •
  amending our previous accounts receivable securitization programs' financial covenants on or before February 28, 2009 to be consistent in all material respects with the amended financial covenants for the $350 million secured revolving credit facility (We completed these amendments on February 13, 2009.);

  •
  securing $100 million in additional financing by February 28, 2009, which we completed on February 22, 2009 by entering into the EDC Facility; and

  •
  securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on February 22, 2009, as part of the EDC Facility and the final $50 million was deemed to have been met upon IPIC's subscription for $150 million of our common stock after we repaid the Backstop Facility.

        If we were not able to negotiate the amendments to these financial covenants and were unable to remedy the defaults that would have resulted, our lenders could have declared all amounts outstanding to be due and payable and terminated all commitments to extend further credit. Moreover, such defaults could have triggered cross acceleration and/or cross default provisions in our other financing arrangements, including our public debt.

        We entered into the EDC Facility and the Backstop Facility subsequent to January 28, 2009, and, these credit facilities contained the same amended financial covenants.

        We were in compliance with these amended financial covenants for the quarter ended March 31, 2009. The following table shows our actual financial covenant ratios as of the end of the quarter ended March 31, 2009.

Q1 2009
Net Debt-to-Cash Flow Ratio(1)	3.2
Interest Coverage Ratio(1)	3.8

Note:

(1)
Maximum net debt-to-cash flow ratio required to be less than 5.0 and interest coverage ratio required to be greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

        At the time of these amendments in January 2009 and during the first quarter and the early second quarter of 2009, we anticipated that further amendments to our financial covenants would be required with an effective date no later than June 30, 2009. These amendments were expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 and the weak economic and business conditions continuing in early 2009 resulting in our customers reducing inventories, buying only what they needed for the current timeframe and waiting for pricing and demand to stabilize. Therefore, during this time period, we negotiated with our core group of banks to amend these covenants. Because we had not completed these negotiations with our core group of banks as of the time of our quarterly report for the quarter ended March 31, 2009, we were required as a technical matter in accordance with EIC-59, Long-term Debt with Covenant Violations, to classify all of our outstanding long-term debt subject to these financial covenants and revolving credit facilities that contained cross defaults as current liabilities at March 31, 2009.

        During the second quarter of 2009, we negotiated the following amendments to the agreements that were governed by the financial covenants:

  •
  removal of the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, September 30, 2009 and December 31, 2009; and

  •
  adding a minimum consolidated cash flow covenant, which required us to maintain consolidated cash flow that was positive for the quarter ending June 30, 2009, and that was not less than $50 million for each of the quarters ending September 30, 2009 and December 31, 2009, and that the minimum consolidated cash flow required could be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions that were made on July 6, 2009 as described above).

        Because we were able to negotiate these amendments, and we expected to be able to remain in compliance with the covenants over the upcoming 12 months, pursuant to applicable accounting principles, we were again able to classify certain outstanding debt subject to these financial covenants, and revolving credit facilities, which contain cross defaults, as long term.

        Starting in March 2009 destocking began to subside and pricing stabilized, resulting in more stable buying patterns. We were in compliance with the amended financial covenant for the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009.

        Our total return swap is governed by the old financial covenants described above. However, we intend to terminate the total return swap and repay the equity notional amount on March 31, 2010 with the result that the old covenants will no longer apply to us. All other programs that were tied to the old financial covenants described above have been terminated or replaced with new programs tied to new covenants listed below. Therefore, there will be no further checks against the old covenants.

        The following table shows our actual minimum consolidated cash flow as of the end of the June, September and December quarters. See Supplemental Measures for a discussion of the computations used to calculate minimum consolidated cash flow.

	2009
(U.S. dollars in millions)	Q2	Q3	Q4
Minimum Consolidated Cash Flow	$63	$94	$126

        Our new $350 million senior secured revolving credit facility and our new accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

  •
  a maximum senior debt to cash flow ratio of 3:1; and

  •
  a debt to capitalization ratio not to exceed 60%.

        See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.

        During the latter half of 2009 and the beginning of 2010, feedstock costs slowly increased, but were more than offset by rising selling prices. We do not currently expect a further deterioration in the economic environment during 2010, and we do not expect our anticipated future restructuring charges to materially impact our ability to comply with these financial covenants. Accordingly, we expect to be in compliance with the new financial covenants over the next twelve month period and do not expect any amendments to these covenants during 2010. As a result, we do not anticipate any impact on our debt classification.

        The table below summarizes the applicable financial covenants for each of our financing facilities during 2008, 2009 and 2010.

	2008
		2009				2010
	Q1 to Q4
Financial Covenants (checked at end of quarter)		Q1	Q2	Q3	Q4	Q1
Prior Senior Secured Revolving Facility	1	2	3	4	N/A	N/A
Total Return Swap	1	2	3	4	4	N/A
Prior A/R Securitization Programs	1	2	3	4	4	N/A
EDC Facility	N/A	2	3	4	N/A	N/A
Backstop Facility	N/A	2	3	N/A	N/A	N/A
New Senior Secured Revolving Facility	N/A	N/A	N/A	N/A	5	5
New A/R Securitization Programs	N/A	N/A	N/A	N/A	N/A	5

  1.
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling twelve months.

  2.
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

  3.
  Minimum consolidated cash flow not less than $0.

  4.
  Minimum consolidated cash flow not less than $50 million.

  5.
  Maximum senior debt to cash flow ratio of 3:1 and debt to capitalization ratio not to exceed 60%.

        As of February 2010, we have $200 million ($130 million at December 31, 2009 and $300 million at December 31, 2008) in accounts receivable programs that expire in February 2012. The balances as of December 31, 2009 and December 31, 2008 were $122 million and $175 million, respectively. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

        The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €100 million (€120 million as of December 31, 2008) European program. NOVA Chemicals' 50% share of the balances as of December 31, 2009 and December 31, 2008, were $31 million and $27 million, respectively, under the North American program and €24 million and €25 million, respectively, under the European program.

  Series A Preferred Shares and Total Return Swap

        Our subsidiary, NOVA Chemicals Inc., has issued Series A preferred shares with a 0.5% dividend rate. We have the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate us to pay an early termination fee under the terms of the total return swap described below.

        We also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares for $191 million plus accrued and unpaid dividends. We subsequently reduced the equity notional amount of the total return swap to $126 million and, in February 2009, reduced the equity notional amount to $75 million. On settlement of the total return swap at the end of the term, we will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. Upon termination of the total return swap, we expect that we will exercise our right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

        Under the terms of the total return swap: (i) the counterparty pays us the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) we pay the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

        If the average price of our outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, we are required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned us. If the average price decreases by 5% or more, we would be required to post additional collateral.

        If we default on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. We would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe us the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, we may, at our option, exercise our call right and repurchase the preferred shares from the third party for a purchase price of $198 million.

        In February 2009, we and the counterparty agreed to extend the term of the total return swap until June 30, 2010 and reduce the equity notional amount. In May 2009, we and the counterparty amended the total return swap to change the termination date to March 31, 2010. Because the term expires within the next 12 months, the Series A preferred shares are classified under Long-term debt due within one year on our consolidated balance sheets. We do not intend to extend the maturity date of the total return swap or replace it. We intend to allow the total return swap to terminate on March 31, 2010 and to repay the equity notional amount of $75 million.

  Off-Balance Sheet Accounts Receivable Securitization Programs

        NOVA Chemicals.    Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. As of December 31, 2009, the maximum availability of the programs was $130 million, which represented a $170 million decrease in the programs as compared to December 31, 2008. At December 31, 2009 and December 31, 2008, $122 million and $175 million, respectively, were funded under the programs. Of the total amount, $63 million and $84 million, respectively, were funded via a special purpose entity ("SPE") that is 100% owned by us. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our consolidated financial statements. No other business is conducted through SPE's.

        The programs were scheduled to expire on June 30, 2010. On February 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. In June 2009, the maximum amount of the programs was reduced from $190 million to $130 million.

        In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The new programs each allow for a maximum funding of $100 million, which represent an increase of $70 million in our accounts receivable securitization programs. The accounts receivable sold under the U.S. program are sold via our SPE. The new programs each have an initial term of two years. As of March 1, 2010, approximately $140 million of receivables were funded under the programs.

        INEOS NOVA Joint Venture (North America).    INEOS NOVA entered into a $150 million accounts receivable securitization program in the third quarter of 2008 which expires in July 2010. At December 31, 2009 and December 31, 2008, $62 million and $54 million, respectively were funded under the program. Our 50% share of the receivables funded was $31 million and $27 million, respectively. The INEOS NOVA joint venture has no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in either the INEOS NOVA joint venture financial statements or our Consolidated Financial Statements.

        INEOS NOVA Joint Venture (Europe).    In November 2006, the INEOS NOVA joint venture (formerly NOVA Innovene European joint venture) entered into a five-year, €120 million accounts receivable securitization program. This program expires in November 2011. In November 2009 the program was reduced from €120 million to €100 million. At December 31, 2009 and December 31, 2008, €48 million and €50 million, respectively, were funded under the program. Our 50% share of the receivables funded was €24 million and €25 million, respectively. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in either the INEOS NOVA joint venture financial statements or our Consolidated Financial Statements.

  Advanced Manufacturing Investment Strategy Loan

        Our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10,000,000 made available by Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade under Ontario's Advanced Manufacturing Investment Strategy. We may use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility. We drew down the full Cdn$10,000,000 in the fourth quarter of 2009 (the "Disbursement"). The maturity date of the loan is December 1, 2019 and the interest rate is 4.92% per annum calculated monthly. Provided that there is no event of default and we fully achieve certain cumulative job targets at the Mooretown facility, the interest accruing during the first five years (the "Incentive Period") will be fully forgiven at the end of the Incentive Period. In the event that the cumulative job target is not met during the Incentive Period, interest based on 4.92% per annum rate and adjusted downward depending on the actual jobs achieved during the Incentive Period will be payable on the 60th day following the last day of the Incentive Period. Interest accruing during the post Incentive Period calculated from the last day of the Incentive Period shall be due and payable annually, in arrears, for the remainder of the term. Provided there is no event of default, principal repayment will be deferred during the Incentive Period. Thereafter, principal in the amount of 20% of the amount advanced and outstanding on the last day of the Incentive Period will be due and payable annually commencing on the sixth anniversary of the Disbursement. We may prepay the full principal amount of the loan plus any accrued interest without any premium or penalty. NOVA Chemicals Corporation guaranteed the loan.

  Current Debt Maturities or Redemptions

        After the refinancings in the fourth quarter of 2009 and the first quarter of 2010, we have the following financings that are maturing or may be redeemed in the next 12 months: (i) Cdn$250 million (US$237 million, based on a forward exchange rate of 0.9494 entered on January 22, 2010) relating to 7.85% senior notes due August 30, 2010 and (ii) $75 million relating to the total return swap with respect to the Series A preferred shares of NOVA Chemicals Inc.

        We currently expect to pay off the 7.85% senior notes and the total return swap upon maturity using a portion of the proceeds from our October 2009 offering of senior notes, cash on hand and available capacity on our credit facilities, which were paid down using proceeds from the notes offering. After the expiration of the $95 million of senior unsecured bilateral facilities on March 20, 2010, we will have $520 million of available capacity on our remaining three credit facilities (less $51 million of letters of credit as of December 31, 2009).

Senior Debt Ratings as of March 15, 2010(1)

Senior Unsecured Debt
Dominion Bond Rating Service Limited	BBB (low)
Fitch Ratings Limited	B+
Moody's Investor Service	Ba3
Standard & Poor's	B+

Note:

(1)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Supplemental Measures

        We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

Operating (Loss) Income—net (loss) income before interest expense, income taxes and other gains and losses, assists readers in analyzing our income (loss) from operations.

			Year Ended December 31,
Reconciliation of Operating (Loss) Income to Consolidated Net (Loss) Income
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
(millions of U.S. dollars)
	Successor	Predecessor
Operating income (loss)	$89	$(214)	$56	$555
Interest expense (net)	(85)	(94)	(156)	(175)
Other gains (losses)	1	6	(2)	20
Income tax (expense) recovery	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

Note:

(1)
Certain prior year information has been restated due to the adoption of CICA 3064 on January 1, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Standards".

Consolidated Cash Flow—equals consolidated net (loss) income, plus interest expense, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our prior financial covenant.

Net Debt to Cash Flow—equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated net (loss) income, plus interest expense, income taxes, depreciation and amortization expense, other gains/losses, market-to-market feedstock derivatives, IPIC Transaction costs and restructuring charges. Respective amounts from the INEOS NOVA joint venture are excluded for this calculation. This measure is provided to assist readers in calculating our prior financial covenant.

Interest Coverage Ratio—equals consolidated net (loss) income, plus interest expense, income taxes, depreciation and amortization expense, other gains/losses, market-to-market feedback derivatives, IPIC Transaction costs and restructuring charges, divided by interest expense for the preceding twelve-month period. Respective amounts from the INEOS NOVA joint venture are excluded for this calculation. This measure is provided to assist readers in calculating our prior financial covenant.

Senior Debt to Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling twelve months, except at December 31, 2009, Consolidated Cash Flow is equal to Consolidated Cash Flow for the preceding nine month period multiplied by 4/3. This measure is provided to assist readers in calculating our financial covenant.

Debt to Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholders' Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on the Consolidated Balance Sheet of the Corporation (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

Consolidated Shareholders' Equity—equals consolidated shareholders' equity as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding shareholder's equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt to Capitalization financial covenant.

Application of Critical Accounting Estimates

        The following represents the estimates most critical to the application of our accounting policies. For a summary of our significant accounting policies, see Note 2 to the Annual Audited Consolidated Financial Statements.

        Purchase Accounting.    On July 6, 2009, IPIC acquired 100% of our outstanding common shares for consideration of $6.00 per share. We elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

        In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for the period from mid 2009 to 2015 with terminal values beyond that date. These judgments were made with data available on the July 6, 2009 acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rate, foreign exchange rates and others. We based these assumptions on our industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

        Inventories.    We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Financing costs are not included in production costs. Cost is determined on a first-in, first-out (FIFO) basis as we believe this basis is the best method to match actual costs incurred with related revenue. Prior to January 1, 2008, the date of adoption of CICA 3031, Inventories, there was no allocation of fixed production overhead costs to inventory.

        In the fourth quarter of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to the lower of cost or estimated net realizable value as of December 31, 2008, and a write-down of $129 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2009 or 2007.

        Property, Plant and Equipment ("PP&E").    Our PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. We value PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

        Judgmental aspects of accounting for PP&E involves estimates of the life of the assets, the selection of an appropriate method of depreciation and determining whether an impairment of our assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

        We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

        We periodically review the estimated useful lives of PP&E and make adjustments when appropriate. During July 2009, we reassessed the remaining useful lives of our plant and equipment which resulted in increasing certain asset estimated useful lives for our Western Canada assets to 20 years and decreasing our Eastern Canada assets to 10 years. This change was made after a thorough analysis by company engineers familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued property, plant and equipment and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

        Net PP&E at December 31, 2009, totaled approximately $4 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset's carrying amount exceeds its fair value.

        The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

        In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets value and expected future cash flows of all business units, we concluded that the carrying value of PP&E of the business units in all segments as of December 31, 2009 was appropriate.

        Intangibles.    Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC Transaction as described in Note 3 of the Annual Audited Consolidated Financial Statements is fair value as at the closing date of the Acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

        The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. These are assessed for impairment whenever there is an indication that the intangible assets may be impaired. NOVA Chemicals has no intangible assets with indefinite useful lives.

        Asset Retirement Obligations.    United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. At December 31, 2009, we had approximately $42 million of accumulated reserve for these activities.

        During 2009, as a result of push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, we increased our asset retirement obligations by $12 million. The obligations were also increased as a result of the accretion of the liabilities.

        As a result of the commencement of the INEOS NOVA joint venture on October 1, 2007, the asset retirement obligations associated with the plants that were contributed to the joint venture were removed from our liabilities. However, the joint venture was required to establish asset retirement obligations associated with the assets contributed by us and INEOS, and we included 50% of this obligation through proportionate consolidation in our results.

        During 2008 and 2007, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities. For inactive sites or sites that became inactive in 2008 and 2007, the reserves were generally considered adequate for the environmental remediation work required.

        We undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. Because the decommissioning may not take place for 25 years or more, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, we engaged a third-party to perform an in-depth review of our active plant sites and required clean-up and restoration activities. The third party concluded that our current estimates of the costs to complete these obligations were reasonable at December 31, 2007. Management has reviewed these cost estimates and believes they are still valid as of December 31, 2009.

        The present value of this future obligation (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $22 million prior to the July 6, 2009 IPIC Acquisition. On July 6, 2009, the obligation was reassessed in connection with the IPIC Transaction and push-down accounting exercise (see Note 3 of the Annual Audited Consolidated Financial Statements) and it was determined that the discount rate be increased. In addition, the timing of the obligation was adjusted to match the assets revised estimated useful lives. This estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $160 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In the year ended December 31, 2009, accretion expense was $3 million. In each of 2008 and 2007, this expense was $2 million.

        Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. We use current mortality rate tables commonly used for actuarial calculations and select other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with a duration or projected cash flows that match the timing and amount of expected benefit payments of our plans.

        Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. For defined benefit pensions, we amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999, to a $235 million loss at December 31, 2008. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements. As a result of the push-down accounting, pension assets were decreased by $65 million and pension liabilities were increased by $219 million to reflect funded status of the plans on July 6, 2009. On December 31, 2009, the net unrealized actuarial gain was $13 million.

        On September 28, 2007, we amended certain defined benefit pension plans in the United States. The amendments provided for benefits to be frozen as of January 1, 2008, and transition relief to be provided to plan participants meeting certain age and service requirements. At the same time, we also enhanced benefits under one of our defined contribution plans. These actions serve to ascertain more certainty with regards to pension cost.

        A total of $32 million, $39 million and $52 million was contributed in 2009, 2008, and 2007, respectively, to all of our defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. We contributed $12 million, $14 million and $8 million in 2009, 2008 and 2007, respectively, to the defined contribution plans.

        Funding for our defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of our pension plan assets and obligations. For 2010, funding for the defined benefit plans is expected to be approximately $33 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2010 are expected to be $12 million.

        Income Taxes.    The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in our financial statements or tax returns. Judgment is required in assessing current and future tax consequences. Variations in the actual outcome of tax consequences could materially impact our financial position or results of operations. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 3 of the Annual Audited Consolidated Financial Statements, which increased future tax liabilities by $499 million.

        We have a valuation allowance and a tax reserve to provide for uncertain tax positions. The valuation allowance primarily relates to the ability of the Corporation to utilize tax loss carry-forwards. The amount of loss carry-forward available to the Corporation, has been reduced as required by applicable tax rules due to the IPIC Transaction. Accordingly, the valuation allowance was reduced by $205 million in 2009. The allowance was increased by $41 million in 2008 and $14 million in 2007. A tax reserve is used to provide for potential tax liabilities associated with uncertain tax positions and potential disputes with tax authorities. For 2009, the reserve was increased by $22 million. During 2008, the reserve was reduced by $20 million. During 2007, the reserve was reduced by $13 million due to the successful resolution of a dispute with the Belgian tax authorities.

Accounting Standards

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendments to Canadian Institute of Chartered Accountants ("CICA") 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 22 to our Annual Audited Consolidated Financial Statements

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with International Financial and Reporting Standards ("IFRS") and U.S. GAAP.	October 1, 2009	NOVA Chemicals applied this amendment and determined that senior notes issued in October 2009 do not contain embedded derivatives. (See Note 10 to our Annual Audited Consolidated Financial Statements)

Description	Date of adoption	Impact
Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals' adoption of IFRS on January 1, 2011 will not qualify as an accounting change under CICA 1506

Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax)
During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax) and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Description	Date of adoption	Impact
Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC Transaction, NOVA Chemicals early adopted these standards.	January 1, 2009	See Note 3 to our Annual Audited Consolidated Financial Statements for the impact of the IPIC Acquisition under CICA 3251, CICA 1582 and CICA 1625; No material impact from CICA 1601 and CICA 1602; however this guidance may impact potential future business transactions

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	January 1, 2009	See discussion below

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income ("OCI"), should be recognized in income. This Abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	September 30, 2008	No material impact

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, and CICA 3862, Financial Instruments—Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and U.S. GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

Description	Date of adoption	Impact
CICA 1535, Capital Disclosures, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	January 1, 2008	Disclosure only, see Note 22 to our Annual Audited Consolidated Financial Statements

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	January 1, 2008	No material impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments—Recognition and Measurement, to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	January 1, 2008	No material impact

Description	Date of adoption	Impact
CICA 3862, Financial Instruments—Disclosure, and CICA 3863, Financial Instruments—Presentation, replace CICA Section 3861, Financial Instruments—Disclosure and Presentation, and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These Standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These Standards are applicable to interim and annual periods relating to fiscal years beginning on or after October 1, 2007. NOVA Chemicals chose to early adopt these Standards.	December 31, 2007	Disclosure only

EIC 166, Accounting Policy for Transaction Costs, requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	September 30, 2007	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors, provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	January 1, 2007	No material impact

CICA 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of Comprehensive Income (Loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	January 1, 2007	Disclosure only

Description	Date of adoption	Impact
CICA 3251, Equity, establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	January 1, 2007	Disclosure only

CICA 3855, Financial Instruments—Recognition and Measurement, is intended to harmonize Canadian GAAP, U.S. GAAP and IFRS and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are expensed.	January 1, 2007	Because the Standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of January 1, 2007). Also, certain investments in non-affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On January 1, 2007, the impact of this change was not material.

CICA 3865, Hedges, replaces and expands AcG-13, Hedging Relationships, and the hedging guidance in CICA 1650, Foreign Currency Translation, and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the Standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	January 1, 2007	On January 1, 2007, NOVA Chemicals reclassified, on a prospective basis from various current and long-term liability accounts to Long- term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

NOVA Chemicals adopted CICA 3064 on January 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2006 was to decrease Other non-current assets by $37 million, decrease Future income tax liability by $12 million, increase Accumulated other comprehensive income by $1 million and increase the Deficit by $26 million. The after-tax impact to net income in 2008 and 2007 was $8 million and $1 million, respectively.

        The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2006	$(354)	$(26)	$(380)
Net income for the year ended Dec. 31, 2007	347	1	348
Other changes during the year ended Dec. 31, 2007	(36)	—	(36)

Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Other non-current assets at Dec. 31, 2008	$182	$(27)	$155

Future income taxes at Dec. 31, 2008	$385	$(8)	$377

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

FUTURE CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

        In October 2009, the Canadian Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft which confirmed that the use of International Financial Accounting Standards will be required for interim and annual financial statements of publicly accountable enterprises relating to fiscal years beginning on or after January 1, 2011. IFRS will replace Canadian GAAP for listed companies and other profit oriented enterprises that are responsible to large or diverse groups of stakeholders. We will be adopting IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include comparative data for the comparative quarter of the prior year and an opening statement of financial position on the date of transition to IFRS.

        We developed our IFRS convergence plan in 2008 and are continuing to assess the impacts of adopting IFRS with regard to our financial reporting, information technology, business policies and our control environment. An IFRS Technical Steering Team was established in 2008 to provide overall project governance and approval of decisions on accounting policies and selection of optional exemptions. As a result of the IPIC Acquisition, the framework of our IFRS convergence plan now includes the requirement that policy decisions need to be in compliance with accounting and disclosure policies of IPIC. All accounting policy determinations are reviewed and discussed with the our external auditors to confirm our interpretation of the standards.

        IFRS Convergence Project:    The following is an update of our progress to date on the key activities that were identified in our convergence plan:

  •
  Identification of differences in Canadian GAAP/IFRS accounting policies and choices:  This work is now essentially complete. We have determined the appropriate election for most optional elections and mandatory exemptions under IFRS 1, First Time Adoption of Internal Financial Reporting Standards, and accounting policies have been selected that will be consistent with the policies adopted by IPIC. Key differences have been reviewed and discussed with our management. A mock-up of the financial statement disclosures that will be required under IFRS has been completed, and we have started preparing a quantification of the effects of IFRS 1 elections.

  •
  Identification and development of IFRS expertise at appropriate levels in the Organization:  Activities in this area are substantially complete. The IFRS Technical Steering Team and project team members were established in the prior year and training has been ongoing through the current year. Corporate financial reporting and operating division accounting staff have been actively involved in preparing detailed diagnostics of the differences between our current accounting practices and IFRS standards, and in the evaluation of the financial impacts of various options and methodologies provided under IFRS. The Audit Committee of our Board of Directors will approve all IFRS policy decisions and recommended accounting policy changes.

  •
  Information Systems:  We assessed the impact of conversion to IFRS on our information system requirements and determined, after consideration of the available options, that an upgrade to a newer version of our financial accounting system was the preferred solution. Testing of the new system configuration took place during the third and fourth quarters of 2009 and implementation of the new software was completed in the first week of January 2010. Among the enhancements that will be provided by the upgraded system is the capability for parallel general ledger processing (for the dual reporting year 2010). Changes to our financial consolidation software are currently under development that will simplify the preparation of consolidated financial statements and related disclosures under both IFRS and Canadian GAAP standards. The new consolidation system will be fully operational by the end of the first quarter of 2010.

  •
  Financial Covenants and Practices:  A review of all relevant GAAP dependent covenants and contracts has been completed, and where necessary modifications to the terms of covenants will be addressed with the respective counterparties.

  •
  Control Environment:  Identification of material accounting policy changes has been completed and implementation of dual accounting processes that are required for 2010 has commenced. Further training across our finance department and other affected areas is underway. Formal documentation of process changes in the Controller's Guide and in the Sarbanes Oxley control narratives is expected to be completed by the end of the second quarter of 2010. Final review and approval of all accounting policy changes by management and the Audit Committee of our Board of Directors will take place during the third quarter of 2010.

Accounting Policy Impacts and Decisions:

        We have completed an initial assessment of the impacts of adopting IFRS based on the standards as they currently exist, and have identified that the following standards represent the key accounting differences between Canadian GAAP and IFRS for NOVA Chemicals:

  (a)
  Interest in Joint Ventures: IAS 31, Jointly Controlled Entities, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method. Under Canadian GAAP jointly controlled entities are consolidated by the proportionate consolidation method. We intend to adopt the equity method of accounting for jointly controlled entities under IFRS which will be consistent with the policies of IPIC. The change from proportionate consolidation to the equity method will have a significant impact in our financial statements.

    The International Accounting Standards Board (IASB) has issued an exposure draft with amendments to IAS 31 which, if finalized as issued in the exposure draft, would require the use of the equity method for accounting for interests in joint ventures.

    We also have investments in jointly controlled assets which we also account for by using the proportionate consolidation method under Canadian GAAP. Under IAS 31, jointly controlled assets are accounted for by the proportionate consolidation method and accordingly we will continue to follow our existing practice for these assets.

  (b)
  Property, Plant and Equipment: IAS 16, Property, Plant and Equipment, and Canadian GAAP contain the same basic accounting principles for recognition and measurement of plant and equipment, however, there are some important differences. For example, after initial recognition of an asset at its acquisition cost, IFRS permits an item of property, plant and equipment to be carried either at its acquisition cost (cost method) or at its fair value provided the entire class of assets to which it belongs is carried at fair value (revaluation method). IFRS also provides an election under IFRS 1 that permits an entity to elect to use the fair value of its property plant and equipment determined under a previous GAAP revaluation (including an event such as a privatization) as deemed cost at the date of revaluation. Accordingly, we intend to elect to use the fair values that were allocated to property, plant and equipment under the application of push-down accounting to account for the acquisition by IPIC under Canadian GAAP as deemed cost of these assets, and to account for all subsequent additions under the IFRS cost method. This is consistent with the IPIC policy.

    IAS 16 also contains other differences in the determination of the directly attributable costs of an item of property, plant and equipment that would require adjustment to the previously recognized cost of the item under Canadian GAAP. To be consistent with IFRS, retrospective adjustments may be required for capitalization of feasibility studies and training costs and for capitalization of borrowing costs in accordance with IAS 23. However, we expect that the use of the deemed cost election will effectively address the need for any retrospective adjustments for differences that arose prior to the date of the IPIC Acquisition. Any differences in acquisition costs that have arisen since that date would need to be adjusted on conversion to IFRS.

    IAS 16 also requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be separately depreciated. This method of componentizing property, plant and equipment may result in an increase in the number of component parts that are depreciated over a separate useful life, and may impact the calculation of depreciation expense.

  (c)
  Employee Benefits: IAS 19, Employee Benefits, provides that actuarial gains and losses of defined benefit plans may either be recognized in profit or loss, or recognized immediately in other comprehensive income. Under Canadian GAAP, immediate recognition of actuarial gains and losses of defined benefit plans in profit and loss is permitted, but unlike IFRS, immediate recognition in equity is not. We intend to adopt the policy of immediately recognizing the actuarial gains and losses in equity, which is consistent with IPIC policies.

    In connection with the push-down accounting, all of our assets and liabilities on the closing date of the IPIC Acquisition, including liabilities under our defined benefit plans, have been restated to their fair value on the closing date. Upon transition to IFRS, any unrecognized actuarial gains and losses arising since that date will be recognized in equity.

  (d)
  Provisions and Contingent Liabilities: IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires that where the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation. The discount rate to be used to determine the present value is a pre-tax rate that reflects the current market assessments of the time value of money and risks specific to the liability. Under Canadian GAAP, the discount rate that is used to determine the present value of asset retirement obligations is based on the entity's credit adjusted risk free rate. Accordingly, the carrying value of our asset retirement obligations under IFRS will be impacted by the use of a risk free rate which is expected to be lower than our credit adjusted risk free rate.

    Under IAS 37 the unwinding of the discount rate in subsequent periods in respect of asset retirement obligations is presented as interest expense in the profit and loss statement. Under Canadian GAAP the unwinding of the discount rate in respect of asset retirement obligations is presented as an operating expense.

  (e)
  Accounts Receivable Securitization; IAS 28, Business Combinations, requires that all subsidiaries that are controlled by the parent will be consolidated. The determination of control for a special purpose entity (SPE) includes an analysis of the risks and rewards associated with the SPE. Accordingly, under IFRS special purpose entities are consolidated when benefits flow-back to the sponsor. Under Canadian GAAP, we are not required to consolidate a special purpose entity that is used in one of our securitization program and therefore we have maintained off-balance sheet treatment for this entity.

  (f)
  Derecognition of Financial Assets—IAS 39, Financial Instruments, provides that an entity shall derecognize a financial asset only when the entity:

  •
  transfers the contractual rights to receive the cash flows from the financial asset, or

    •
    retains the right to receive cash flow from the asset but assumes an obligation to pay the cash flow received without material delay, and

    •
    transfers substantially all of the risk and rewards of ownership of the asset, or

    •
    if it neither transfers nor retains all of the risks and rewards of ownership but has transferred control over the financial asset.

    Under Canadian GAAP, a transfer of all or a portion of receivables is recognized as a sale (a) if the transferor surrenders control over those receivables by placing them beyond the reach of the transferor and its creditors, and (b) if the transferee has the right to pledge or exchange the asset, and (c) if the transferor does not retain an obligation or the right to repurchase or redeem the assets before maturity. Accordingly, transfers of receivables that comply with the standards for derecognition under Canadian GAAP may not satisfy the requirements under IFRS.

  (g)
  Impairment of Assets: IAS 36, Impairment of Assets, requires that an entity assess at each reporting date whether there is any indication that an asset may be impaired by analyzing internal and external indicators of possible impairment. If any such indication exists the entity shall estimate the recoverable amount of the asset which is the higher of its fair value less cost to sell and its value in use. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell is the amount obtainable from sale of the asset in an arm's length transaction. The determination of value in use is performed at the level of the cash generating unit which is the smallest group of assets that generates cash inflow which is independent of the cash flows of any other assets.

    Under Canadian GAAP, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Assessing whether impairment exists is determined by comparing the carrying value of the asset (or group of assets) with the expected undiscounted future cash flows from the asset. Similar to IFRS, this assessment is performed at the lowest level of asset groups with independent cash flows. If the carrying amount does exceed the value of the undiscounted cash flows, the impairment loss is determined by the excess of the carrying value over the fair value of the asset. Since the initial step in assessment of impairment under Canadian GAAP utilizes undiscounted cash flows whereas under IFRS the impairment test uses discounted cash flows, impairment losses may be more frequent under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment is reduced. Canadian GAAP does not permit reversal of previously recognized impairment losses.

    When determining the fair value of our identifiable assets and liabilities that was recorded on the IPIC acquisition date, we applied discounted cash flow valuation methodologies to determine the fair value of property, plant and equipment which would be similar to the methodology for impairment testing under IFRS.

  (h)
  First-Time Adoption of IFRS: IFRS 1 provides that when an entity initially adopts IFRS it shall apply all of the standards retrospectively. The Standard also specifies that the adjustments that arise from the retrospective conversion to IFRS from prior GAAP should be directly recognized in retained earnings, and the entity is required to explain the effects of the transition from its prior GAAP by providing a reconciliation of its equity reported under the previous GAAP to the equity balance in its opening statement of financial position under IFRS. IFRS 1 also provides certain optional exemptions and mandatory exceptions to the retrospective application. We have completed an analysis of IFRS 1 and have reached preliminary decisions with respect to the elective options. The preliminary decisions are subject to final review by our IFRS Technical Steering Team and may be changed if necessary.

Market and Regulatory Risk

        The Audit Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 22 to our Annual Audited Consolidated Financial Statements for additional information.

  Foreign Exchange Hedging

        We have U.S., Canadian and European-based petrochemical operations which expose us to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when we incur monetary assets or liabilities in a currency different from its functional currency.

        In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities predominately are now U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amount on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

        Through September 30, 2008, our functional currency was the Canadian dollar which exposed us to currency risks from our investing, financing and operating activities. We have established a policy which provides a framework for foreign currency management, hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency. To address the risks associated with now having the U.S. dollar as our functional currency, NOVA Chemicals has:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

  •
  Made an effort to review significant purchase and sales contracts and where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on our working capital balances.

        A sensitivity analysis is provided below for both before and after we entered into the foreign currency forwards.

        Foreign currency risks also may result from certain investing activities such as the acquisition and disposal of investments in foreign companies and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

        Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

        At December 31, 2009 and December 31, 2008, we had no outstanding foreign currency derivative instruments.

        At December 31, 2009 and December 31, 2008, the INEOS NOVA joint venture also had several short-term foreign currency swaps outstanding, maturing through January 14, 2010 and January 29, 2009, respectively. Our 50% share of the swaps fair value was not material to our Consolidated Financial Statements.

        Our investing, financing and operating activities continue to be exposed to currency risks, which effective October 1, 2008, includes both translation and transaction effects. As of December 31, 2009 and December 31, 2008, we had a net liability position of $675 million and $857 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax respectively. Any change in the Euro would not be material. Once the Cdn$250 million 7.85% notes are either locked at a forward exchange rate or paid off each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

        Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

  Commodity Price Risk Management and Hedging

        We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. As of December 31, 2009 and December 31, 2008, we had no outstanding commodity-based derivatives designated as fair value hedges. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        In addition, we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA Section 3865, Hedges, or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	December 31, 2009			December 31, 2008
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	2.9	2.7	1.9	5.9	7.2	2.0
Weighted-average price per bbl	$88.61	$45.75	$72.25	$90.65	$50.28	$78.37
Fair value(1)	$16	$17	$(15)	$162	$(145)	$(82)
Term to maturity—months	1 - 36	1 - 36	4 - 36	1 - 48	1 - 48	4 - 48

(1)
Fair value at December 31, 2008 does not include an adjustment for credit risk. EIC-173, was adopted on January 1, 2009 and did not require restatement of prior periods

        NOVA Chemicals locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market improvement in 2009 as compared to 2008. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2008, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $26 million, $15 million and $5 million, after tax, respectively. The sensitivity analysis of NOVA Chemicals' commodity derivative contracts does not consider any adjustments for credit risk. See "Price, Volume and Cost Influence Profitability" for further sensitivity analysis of NOVA Chemicals' primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2009, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  Equity Forward Contracts

        Equity forward contracts were used to manage exposures to fluctuations in our stock based compensation costs, as the costs of the plans varied as the market price of the underlying common shares changed. As a result of the IPIC Transaction on July 6, 2009, all stock based compensation plans were terminated; therefore, we are no longer exposed to fluctuations in stock based compensation costs. For further details on our equity forward contracts, see Stock Based Compensation, Forward Transactions and Profit Sharing.

  Liquidity Risk

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $831 million at December 31, 2009 and $573 million at December 31, 2008.

        Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2009 and December 31, 2008, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2009 we had $17 million of credit exposure for commodity-based instruments (December 31, 2008—$1 million).

        In order to manage credit and liquidity risk, we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were down from 5% at December 31, 2008 to 3% at December 31, 2009. There is no indication as of December 31, 2009, that the debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continued to be immaterial in 2009.

  Government Regulation and Environmental Protection

        We are committed to the Responsible Care® initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global industry initiative that is currently practiced by chemical industry in over 50 countries worldwide. Responsible Care was created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. As a participant in Responsible Care, we are committed to the responsible management of our products through their life cycle, the safety of our operations, the continuous reduction of the emissions and wastes from our facilities and sustainability.

        Similar to other companies that manufacture and sell plastics and chemicals, we are subject to extensive environmental laws and regulations. These laws and regulations concern the manufacturing, processing and importation of certain substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

        Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        From time to time, we have entered into consent agreements or have been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. Provision has been made in our financial statements to cover the estimated costs. Nevertheless, we cannot provide any assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed our reserves or will be material.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050. Since then, the Canadian federal government released information indicating that the climate change regulations for the Energy Intensive Trade Exposed industries were under review and that Canada intends to work closely with the U.S. to establish a North American GHG emission cap and trade system. As a result, legally binding federal GHG emission reduction requirements are expected to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tones of GHG per year. In compliance with the regulations, we submitted the required GHG emission reports and have satisfied the requirements associated with reducing greenhouse gas emission intensity by 12% from the 2003-2005 baseline.

        Although the United States has not ratified the Kyoto Protocol, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency and in Congress. In addition, various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        Regardless of the status of the potential laws and regulations, we are developing and implementing a variety of initiatives to reduce GHG emissions and improve energy efficiency across our operations.

Summarized Quarterly Financial Information

	2009					2008(1)
(millions of U.S. dollars)	Oct. 1 to Dec. 31	July 6 to Sept. 30	July 1 to July 5	Apr. 1 to Jun. 30	Jan 1. to Mar. 31	Oct. 1 to Dec. 31	July 1 to Sept. 30	Apr. 1 to Jun. 30	Jan 1. to Mar. 31
	Successor		Predecessor
Revenue	$1,124	$1,055	$48	$1,005	$818	$1,153	$2,088	$2,213	$1,912
Operating income (loss)	$73	$16	$(45)	$(49)	$(120)	$(315)	$191	$70	$110
Net income (loss)	$17	$(19)	$(33)	$(83)	$(123)	$(212)	$100	$20	$52

Note:

(1)
Restated for adoption of CICA 3064.

        In 2009, business results for the first quarter were weak as customers waited for prices to stabilize and reduced their inventories. Starting in the second quarter, prices stabilized and began to rise, and customers began to purchase product as required. Throughout the remainder of the year, prices slowly rose and customers continued to purchase for their current needs. Customer inventories remained constant throughout the last three quarters of the year; however, they were maintained at lower levels than in the previous year. Revenue for each of the quarters was lower than in 2008 as raw material prices fell in the fourth quarter of 2008 and remained at lower average levels, resulting in lower average selling prices. The first and second quarters were impacted by costs resulting from amendments to our existing financings and additional financings done during the quarters, restructuring costs resulting from our decision to exit the DYLARK engineering resin business, and costs associated with the IPIC Transaction. In the second half of the year, costs were lower as the value of our mark-to-market feedstock derivatives program increased; however, a strengthening Canadian dollar increased foreign exchange losses.

        In 2008, business results for the first three quarters were characterized by solid margins, strong domestic and export sales volumes, high oil to gas ratio, against a backdrop of rising feedstock and selling prices. In the fourth quarter, an unprecedented drop in commodity prices and rapid deterioration in the global economy combined to cause all business segments to report much weaker results. As compared to the first quarter, operating income from the businesses remained flat in the second and third quarters due to higher margins in the Olefins/Polyolefins business that were offset by weaker margins for the INEOS NOVA joint venture and Performance Styrenics businesses. Selling price increases outpaced higher feedstock costs in Olefins/ Polyolefins, while the opposite was true for the Styrenics-related businesses, which were negatively affected by greater exposure to weakening construction and consumer durables markets. Additionally, feedstock costs on the USGC rose much faster than natural gas prices in Alberta, supporting price increases, while Alberta's feedstock costs did not increase as much. While operating income for the businesses was relatively stable in the second and third quarters, net income was more volatile, driven by swings in unrealized gains and losses on mark-to-market feedstock derivatives. Net income fell in the second quarter primarily due to $61 million in after-tax unrealized losses on mark-to-market feedstock derivatives, whereas net income increased in the third quarter due to $15 million in after-tax unrealized gains on mark-to-market feedstock derivatives, a favorable change of $76 million quarter-over-quarter. In the fourth quarter, net income declined due to the unprecedented correction in energy and petrochemical prices, historic sharp selling price reductions that outpaced flow-through feedstock cost decreases and much lower sales volumes. Atypical factors accelerated the decline. The precipitous drop in the cost of feedstocks like crude oil and benzene resulted in a large negative inventory flow-through impact of $294 million after-tax and a $90 million after-tax write-down to adjust inventories to net realizable values. These negative impacts were only partially offset by a $142 million after-tax gain related to a change in functional currency effective October 1, 2008.

Fourth Quarter 2009 Overview

        Net income for the fourth quarter of 2009 was $17 million compared to a net loss of $212 million for the fourth quarter of 2008. In the fourth quarter of 2008, earnings were lower due to the impact of the economic downturn and the resulting drop in demand and prices that led to a large negative inventory flow-through impact and a year-end inventory write down and partially offset by a change in the functional currency. In the fourth quarter of 2009, the effects of the economic downturn were starting to be overcome and demand had returned relative to the fourth quarter of 2008. Pricing had stabilized and was rising and operating costs were lower due to lower utility costs.

	Three Months Ended
(millions of U.S. dollars)	Dec. 31, 2009	Dec. 31, 2008
	Successor	Predecessor
Revenue	$1,124	$1,153
Operating income (loss)(1)
Olefins/Polyolefins(2)	$111	$(262)
INEOS NOVA Joint Venture	(7)	(84)
Performance Styrenics	(2)	(41)
Corporate	(29)	72

Operating income (loss)	$73	$(315)
Net income (loss)	$17	$(212)

Note:

(1)
See Supplemental Measures.

(2)
Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins, and Polyethylene segments.

        The Olefins/Polyolefins business unit reported operating income was $373 million higher in the fourth quarter of 2009 compared to the fourth quarter of 2008. This increase was due to the recovery in demand and the more stable feedstock and selling prices that did not result in flow-through losses or an inventory write down.

        The Joffre Olefins segment reported operating income of $48 million in the fourth quarter of 2009 compared to operating income of $91 million in the fourth quarter of 2008. Operating income was lower quarter over quarter due to sales prices that fell more than feedstock costs.

        The Corunna Olefins segment reported an operating loss of $3 million in the fourth quarter of 2009, which was an improvement from an operating loss of $238 million in the fourth quarter of 2008. Operating income was higher quarter over quarter due to lower feedstock costs in the 2009 quarter with higher sales prices. In the 2008 quarter, the loss was due to flow-through feedstock costs that lagged a precipitous drop in sales prices and a year-end write down of inventory to net realizable value.

        The Polyethylene segment reported operating income of $75 million in the fourth quarter of 2009, improved from an operating loss of $139 million in the fourth quarter of 2008. The increase quarter over quarter was due to sales prices that increased, feedstock costs that declined and higher sales volumes.

        NOVA Chemicals' 50% share of INEOS NOVA reported an operating loss of $7 million in the fourth quarter of 2009, improved from an operating loss of $84 million in the fourth quarter of 2008. Operating income was higher quarter over quarter due to lower feedstock costs in the 2009 quarter with higher sales prices and volumes. In the 2008 quarter, the loss was due to flow-through feedstock costs that lagged a precipitous drop in sales prices.

        The Performance Styrenics segment reported an operating loss of $2 million in the fourth quarter of 2009, improved from an operating loss of $41 million in the fourth quarter of 2008. The quarter over quarter improvement was due to increased margins as feedstock prices fell more than sales prices and lower operating costs due to restructuring within the segment.

        Corporate operating cost was $29 million in the fourth quarter of 2009 compared to a gain of $72 million in the fourth quarter of 2008. The higher quarter over quarter cost was primarily due to the effect of the functional currency change in the fourth quarter of 2008 partially offset by lower restructuring costs and improved unrealized mark-to market feedstock derivative value.

Disclosure Controls and Procedures

        Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2009, our principal executive officer and principal financial officer have concluded that NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NOVA Chemicals in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange and Commission rules and forms and is accumulated and communicated to NOVA Chemicals' management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

        There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Information

        Additional information relating to NOVA Chemicals is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") at www.sec.gov/edgar.shtml.

Audit Committee

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 6.2 of NI 52-110 to make the disclosure regarding our Audit Committee of our Board of Directors required by Form 52-110F2 in our annual MD&A. This disclosure is attached hereto as Annex B.

Corporate Governance

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 2.2 of NI 58-101 to make certain corporate governance disclosure required by Form 58-101F2 in our annual MD&A. This disclosure is attached hereto as Annex C.

TRADEMARKS

        Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

        ARCEL®, DYLARK® and NOVACAT® are registered trademarks of NOVA Chemicals Inc.

        SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

        SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

        Responsible Care® or variations thereof are registered service marks of the Chemistry Industry Association of Canada in Canada and the American Chemistry Council, Inc. in the United States.

 Annex A

RISK FACTORS

Risks Related to Our Business

We are and may continue to be materially adversely affected by the ongoing world financial crisis. The financial crisis and economic downturn will continue to have a negative impact on our business, results of operations, and financial condition and our ability to accurately forecast our results, and may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

        The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide. This shortage of liquidity and credit, combined with recent substantial losses in worldwide equity markets, could lead to an extended worldwide economic recession and result in a material adverse effect on our business, financial condition and results of operations. The impact of these events will depend on a number of factors, including the duration and severity of these events, whether the U.S., Canadian and global economies enter into a prolonged recession, and whether the recovery period is brief or prolonged. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further disclosed below have increased, or may increase in likelihood, magnitude and duration. These include but are not limited to deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices.

Our success could be jeopardized by the loss of key personnel or an inability to attract qualified candidates.

        Our Chief Executive Officer and our Chief Financial Officer resigned from those offices effective November 16, 2009, and our Senior Vice President, Chief Legal Officer and Corporate Secretary resigned this office effective December 31, 2009. Randy G. Woelfel has been appointed to serve as Chief Executive Officer and Todd D. Karran, our former Vice President, Corporate Development and Treasurer has been appointed to serve as Senior Vice President, Chief Financial Officer and Treasurer. Effective December 15, 2009, our board of directors established the NOVA Chemicals Management Board and, in addition to Messrs. Woelfel and Karran, appointed William G. Greene, Senior Vice President, Operations, Marilyn N. Horner, Senior Vice President and Chief Human Resources Officer, and Grant Thomson, Senior Vice President and President, Olefins and Feedstock, as members of the Management Board, reporting directly to our board of directors. We cannot provide any assurance that this new management team will be successful in executing our strategy and improving our current results of operations and that there will not be other significant departures of key personnel.

The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.

        Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, polyethylene, styrene monomer and styrenic polymers are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. We cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, income and cash flow.

Rising costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        We purchase large amounts of energy and raw materials, including natural gas and crude oil, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical, and our energy and raw material costs have fluctuated significantly in recent years. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil has risen disproportionately more than natural gas prices resulting in a higher than average ratio between the two potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise in the future or whether and to what extent we will be able to pass on such cost increases to our customers. Any significant energy and/or raw materials cost increase could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Our business may be adversely affected by fluctuations in currency exchange rates and other risks associated with international operations.

        Although we report our results in U.S. dollars, we conduct a significant portion of our business outside the United States, and we are subject to risks normally associated with international operations.

        Our financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Translation currency effects occur when the financial results of our subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rates prevailing during the relevant period. The resulting impact of such translation can affect results when compared to other periods translated at different foreign exchange rates. Until September 30, 2008, the majority of our subsidiaries which resided outside of the United States had functional currencies other than the U.S. dollar. On October 1, 2008, all of our wholly owned subsidiaries adopted the U.S. dollar as their functional currency and are therefore no longer exposed to translation effects. However, we have non-wholly owned subsidiaries which reside outside of the United States and have retained their non U.S. dollar functional currency and are therefore still exposed to limited translation effects.

        Transaction currency effects occur when one of our subsidiaries incurs costs or earns revenue in a currency different from its functional currency. This can impact our financial results in two ways:

  •
  Balance sheet re-measurement: monetary items which are denominated in a foreign currency are revalued to the period end foreign exchange rates with the resulting gains or losses being reported on the Foreign exchange gains (losses) line of our Consolidated Statements of Income (Loss).

  •
  Fixed cost exposure: a significant portion of our operating and selling, general and administrative costs are incurred in Canada and are paid in Canadian dollars. As the Canadian dollar fluctuates relative to the U.S. dollar, these costs will be higher or lower in U.S. dollar terms. This impact will be recorded in each individual line of our Consolidated Statements of Income (Loss).

        Fluctuations in exchange rates may also affect the relative competitive position of a particular manufacturing facility, as well as our ability to market our products successfully in other markets.

        Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Interruptions in our supply of raw materials could adversely affect our business.

        We purchase large amounts of raw materials, including natural gas and crude oil, for our businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require us to procure our raw materials from sources other than our current suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all. The amount of ethane available as feedstock in Alberta is largely dependent on volumes of natural gas available to be extracted at the ethane extraction plants on the mainline of the TransCanada Alberta pipeline system ("Straddle Plants") as well as the ethane content in that natural gas. Weather conditions and economic conditions drive demand for and the price of natural gas and could lead to short-term supply dislocations. In 2010, we expect the flows of natural gas across the Canadian border to the United States to decline due primarily to low selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. We plan to continue to work with suppliers and the Alberta government to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content for industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; ethane from off-gas produced at Alberta's oilsands; and ethane from the Alliance pipeline which is not currently extracted in Alberta. There can be no assurances on the timing, volume or ethane content from any of these sources.

We sell our products in highly competitive markets and face significant price pressure.

        We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, and to a lesser degree for higher value polyethylene manufactured using Advanced SCLAIRTECH™ technology, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.

        Among our competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, segments of our technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may expand significantly in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our income and cash flow.

        External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, including a prolonged economic downturn, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not improve, demand for our products and our income and cash flow would be adversely affected.

        We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of the outages and the restart of these facilities.

Operating problems in our business may adversely affect our income and cash flow.

        The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; fires; mechanical failure; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We carry insurance against potential operating hazards which is consistent with industry norms. If we were to incur a significant liability that was not covered by insurance, it could significantly affect our productivity, profitability and financial position.

We conduct a significant portion of our operations through, and our consolidated results are materially dependent upon the performance of, INEOS NOVA. We do not control this joint venture and actions taken by it could materially adversely affect our business.

        Our joint venture with INEOS Group Ltd. ("INEOS"), INEOS NOVA, is a 50:50 joint venture, meaning that our ownership rights, funding obligations and governance rights are equal to those of INEOS. While we have a certain amount of influence over INEOS NOVA, we do not control INEOS NOVA and are therefore dependent on our joint venture partner, INEOS, to cooperate in making strategic and operational decisions regarding the joint venture. As with most joint venture arrangements, there is a significant risk that, as a result of differing views and priorities, there will be occasions when the two parties do not agree on various matters and any such disagreements may result in delayed decisions or disputes. Moreover, the day-to-day operation of INEOS NOVA's plants and business is the responsibility of the joint venture's management team. Therefore, our ability to influence INEOS NOVA's operations on a day-to-day basis is limited, and we may be unable to prevent actions that we believe are not in the best interests of INEOS NOVA or us. In addition, INEOS NOVA is not subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems could arise with respect to the joint venture. Any such actions or internal control problems could materially adversely affect our business, results of operations and financial condition.

        As a plastics and chemical producer, INEOS NOVA is exposed to many of the same risks to which we are exposed and which are discussed elsewhere in this "Risk Factors" section.

Our joint venture with INEOS may not realize all of its intended benefits.

        We may not realize the anticipated benefits of the joint venture with INEOS, and cash flow or profits derived from our ownership interest in INEOS NOVA may be less than the cash flow or profits that could have been derived had we retained the transferred assets and continued to operate that business.

        In addition, we and INEOS have agreed that either party is entitled to exercise a put of all, but not less than all, of such party's interest in the joint venture to the other party or a call for all, but not less than all, of the other party's interest in the joint venture. If either party exercises this put/call option, the other party has the right to present the exercising party with a reverse put or call, as applicable, on identical terms and the exercising party shall be deemed to accept such reverse put or call. If the put/call option is exercised, we may be required to acquire INEOS' 50% ownership interest in the joint venture, which could require a significant investment by us that could adversely affect our financial condition and result in us experiencing difficulties with respect to integrating the joint venture business into our existing business. Alternatively, we could be required to sell our interest in the joint venture to INEOS at a time when such interest may be valuable to us.

We are exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on our business, financial condition, operating results and cash flow.

        We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and clean up of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide any assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which exceed our reserves or will be material.

We could incur significant costs to comply with greenhouse gas emission reduction requirements, which in turn could reduce our operating results and cash flow.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by the year 2020 and by 60 to 70% by 2050.

        Since then, the Canadian federal government released information indicating that the climate change regulations for the Energy Intensive Trade Exposed industries were under review and that Canada intends to work closely with the U.S. to establish a North America-wide GHG emission cap and trade system. As a result, legally binding federal GHG emission reduction requirements are expected to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tonnes of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. On May 27, 2009, the Ontario legislature introduced Bill 185, which amends the Environmental Protection Act and provides the foundation for the province's cap and trade program to reduce GHG emissions. This Bill is intended to allow Ontario's program to align with the federal Canadian and other systems in North America and abroad. However, the scope and timing of such a GHG cap and trade system is uncertain. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tonnes of carbon dioxide equivalent or more per year and came into force on January 1, 2010.

        Although the United States has not ratified the Kyoto Protocol, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress. In addition, various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative. On September 22, 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule, which was published in the Federal Register on October 30, 2009. Under the rule, facilities that emit more than 25,000 tonnes of GHGs per year are required to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. On September 30, 2009, the EPA released a proposed rule that would impose requirements upon new and modified major stationary sources emitting more than 25,000 tonnes of GHGs per year. The proposed regulations would require new or modified sources beginning as soon as March 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which would be established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent.

        On June 26, 2009, the U.S. House of Representatives passed the bill for the American Clean Energy and Security Act ("ACES"). The ACES would establish an economy-wide cap and trade program; create incentives and standards for clean energy and energy efficiency; and establish GHG emissions standards for vehicles, stationary sources, and fuels. On September 20, 2009, Senators John Kerry and Barbara Boxer unveiled the U.S. Senate's version of the climate change legislation: the Clean Energy Jobs and American Power Act. It proposes, among other things, 20% GHG emission reduction target, compared to 2005 levels by 2020 and an 80% cut by 2050. As a result of the uncertainties surrounding the timing and scope of these potential federal laws and regulations, we cannot estimate the potential financial impact on our operations.

        We are developing and implementing a variety of initiatives to reduce GHG emissions and improve energy efficiency across our operations. Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

We may be subject to losses that are not covered by insurance.

        We carry comprehensive liability and property (including fire and extended perils) insurance on all of our facilities, with deductibles and other policy specifications and insured limits customarily carried in the petrochemical industry for similar properties. In addition, some types of losses, such as losses resulting from war are not insured. We determine coverage limits based on what we believe to be a reasonable maximum foreseeable loss scenario for our operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, we may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while we could remain obligated for any indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

In addition to our joint venture with INEOS, we have made and may continue to make investments in entities that we do not control.

        We have established joint ventures and made minority interest investments designed to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal joint ventures are INEOS NOVA and our jointly owned third ethylene plant at our Joffre facility. We do not control these entities.

        Our inability to control entities in which we invest may affect our ability to receive distributions from those entities or to implement our business plan fully. The incurrence of debt or entry into other agreements by an entity not under our control may result in restrictions or prohibitions on that entity's ability to pay dividends or make other distributions to us. Even where these entities are not restricted by contract or by law from making distributions to us, we may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment. If any of these events were to transpire, our business, results of operations or financial condition could be adversely affected.

Labor disputes could have an adverse effect on our business.

        As of December 31, 2009, we had approximately 2,500 employees globally. Approximately 350, or 14%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 31, 2010 and March 15, 2012. We expect to renew the contract due on March 31, 2010 through collective bargaining. However, if we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

Our business is dependent on its intellectual property. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

        Proprietary protection of our processes, apparatuses and other technology is important to our business. Consequently, we rely on judicial enforcement for protection of our patents. While a presumption of validity exists with respect to patents issued to us in the United States and Canada, there can be no assurance that any of our patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by us does not result in an issued patent, then the use of any such intellectual property by our competitors could have an adverse effect on our businesses, financial condition, results of operations or cash flow. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to produce or sell our products lawfully in a competitive manner, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although we do not regard any single patent or trademark as being material to our operations as a whole, the failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on our business, financial condition, results of operations or cash flow.

        Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third party intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, relabel or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are involved in litigation from time to time in the ordinary course of business.

        We are involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning our third ethylene plant at our Joffre site. We have counterclaimed in the same action for approximately $300 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation.

Our future pension costs and required level of contributions could be unfavorably impacted by the current credit crisis and market volatility.

        We currently maintain four defined benefit plans in North America covering various categories of employees and retirees, which represent our major defined benefit retirement plans. In addition, we have smaller retirement plans and past service liabilities for former employees now employed by INEOS NOVA in Europe. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including employee turnover, retirement rates, the performance of the financial markets and interest rates. If future trends differ from the assumptions, the amount we are obligated to contribute to the plans may increase. If financial markets perform lower than what is assumed, we may have to make larger contributions to the plans than we would otherwise have to make and expenses related to defined benefit obligations could increase. Also, if interest rates are lower than we assume, we may be required to make larger contributions than we would otherwise have to make.

        In late 2008 and early 2009, we experienced significant declines in the value of our pension plan assets due to the adverse conditions in the equity markets globally. The U.S. and the Canadian provincial legislators have enacted temporary funding relief measures and market conditions improved in the latter part of 2009. For 2010, we expect our funding obligations to be similar to what we contributed to these plans in 2009. However, if difficult economic conditions persist, absent extended government funding relief we will have to make significantly larger contributions to our defined benefit plans. Reported results could be materially and adversely affected and our cash flow available for other uses may be significantly reduced.

Risks Relating to Our Indebtedness

We have a significant amount of debt, which could adversely affect our financial condition.

        We have a significant amount of indebtedness. As of December 31, 2009, we had (a) total indebtedness of approximately $1,824 million and (b) additional amounts of approximately $564 million available for borrowing under our credit facilities (including $51 million in letters of credit), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and the indentures, we may incur significant additional indebtedness from time to time.

        The level of our indebtedness could have important consequences, including:

  •
  limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

  •
  limiting our ability to obtain additional debt financing on satisfactory terms in the future for working capital, capital expenditures, research and development efforts, acquisitions and other general corporate obligations;

  •
  limiting our ability to obtain feedstock, materials or services on advantageous terms in the future due to debt levels or changes in credit ratings;

  •
  limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions generally;

  •
  exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged.

        If new debt is added to current debt levels, the related risks described above would intensify. If financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which approximately $314 million is maturing in 2010. We cannot provide any assurance that:

  •
  our business will generate sufficient cash flow from operations;

  •
  future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  •
  we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

        Factors beyond our control will affect our ability to make these payments and refinancings.

        If we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot provide any assurance that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

Our debt agreements restrict our ability to take certain actions.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries. These restrictions may restrict our ability to pursue our business strategies, such as acquisitions or joint ventures, or engage in other favorable business activities.

  Our indentures

        Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions.

  Our credit facilities

        We have four revolving credit facilities aggregating $615 million of borrowing capacity. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured credit facility, as well as other financing agreements, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.

        Our credit facilities also contain restrictive covenants that limit our ability, and the ability of our restricted subsidiaries, among other things, to incur additional liens; sell certain assets; make distributions on or repurchase equity; incur additional debt; enter into hedging agreements; enter into operating leases; engage in reorganizations or mergers; and change the character of our business.

        A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our $350 million secured credit facility could proceed against the collateral granted to them to secure that debt.

A downgrade in the ratings of our debt securities could result in increased interest and other financial expenses related to future borrowings and could restrict our access to additional capital or trade credit.

        Standard & Poor's Corporation, Moody's Investor Service, Inc., Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all.

In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

We are controlled by IPIC and its affiliates, whose interests may not be aligned with the interests of our debt holders.

        A holding company controlled by IPIC and its affiliates currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors so elected have authority, subject to the terms of our debt, to issue additional stock, declare dividends and make other decisions.

        The interests of IPIC and its affiliates could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of holders of our debt. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

 Annex B

Audit Committee

Chairman: David Davies
Vice Chairman: Mohamed Al Mehairi
Other Members: Gerhard Roiss, Georg Thoma

        The Audit Committee of our Board of Directors (formerly known as the Audit, Finance and Risk Committee) reviews and inquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and reviews with management the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.

        The Board approves, on the recommendation of the Audit Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        All members of the Audit Committee are financially literate, and Mr. Davies is "independent" as defined by NI 52-110. With respect to requirements set forth in Parts 3 and 5 of NI 52-110, we are relying on the exemption in Section 6.1 of NI 52-110.

Principal Accountant Fees and Services

        The following fees were billed to us by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2009	2008
	(U.S. dollars)
Audit Fees	$2,583,957	$1,989,959
Audit-Related Fees	1,595,598	301,488
Tax Fees	45,761	99,396
All Other Fees	—	—

Total Fees	$4,225,316	$2,390,843

        Audit fees include fees for the audit of our consolidated financial statements, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters and review of prospectuses and professional services related to our $700 million debt offering. Fee amounts for 2009 are based on invoices relating to the 2009 year-end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include assistance with the fair value exercise conducted in 2009, the IPIC opening balance sheet audit, consultation with respect to IFRS, non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, customs filings for us and our subsidiaries, and advice on tax-related matters.

        Our Board of Directors approves, on the recommendation of the Audit Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit

Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2009, the Audit Committee has concluded that it does not.

        A copy of the mandate of the Audit Committee is attached to this Annex B as Schedule 1. In light of the acquisition of NOVA Chemicals by IPIC in July 2009, our new Audit Committee is reviewing this mandate and may adopt a new charter.

Schedule 1

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-Law No. 2 of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	a)	The Committee must be composed of a minimum of four directors.
Independence	b)	Subject to the limited exceptions set forth in applicable securities law, each member of the Committee shall be "independent" as defined by applicable legislation and regulation.
Financial Literacy	c)
Each member of the Committee must be "financially literate", as defined by applicable legislation and regulation. At least one member of the Committee shall be designated as an "audit committee financial expert", as defined by applicable legislation and regulation. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligation, or liability that are greater than the duties, obligations, or liability imposed on such person as a member of the Committee and the Board in the absence of such designation.
Appointment and Term of Members	d)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy.
Appointment of Chairman and Secretary	e)	The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. The Chairman shall:
		i)	review and approve the agenda for each meeting of the Committee and as appropriate, consult with members of management;
		ii)	preside over meetings of the Committee;
		iii)	report to the Board on the activities of the Committee relative to its recommendations, resolutions, actions and concerns; and
		iv)	meet as necessary with the internal and external auditors.

If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.
Use of Outside Experts	f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Committee shall have sole authority to engage the necessary experts, at the Corporation's expense, to advise the Committee or its members independently on any matter. The Committee shall have the sole authority to approve such experts' fees and other terms of reference. The Board shall be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board.
Meetings
Time, Place and Procedure of Meetings	a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		i)
a quorum for meetings must be a majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		ii)	the Committee must meet at least quarterly;
Notice of Meetings		iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors; and
Committee Determines Attendees		vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to be present or not present at any part of the Committee meeting.
Reports to the Board	b)	The Committee shall make regular reports to the Board.

Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
	Annual Report and Disclosures*	a)
Review and discuss with management, the external auditor and recommend for approval by the Board, the Corporation's annual report (including the audited annual financial statements and disclosures made in management's discussion and analysis), annual information form, management proxy circular (including the report of the Committee), any reports on adequacy of disclosure and internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities.
	Prospectuses*	b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation.
	Quarterly Interim Reports and Disclosures	c)
Review and discuss with management and the external auditor and approve the Corporation's interim reports, including the quarterly financial statements and press releases (or disclosures made in management's discussion & analysis) on quarterly and year end financial results, prior to public release.
	Accounting Policies and Estimates	d)
Review and discuss with management and the external auditor and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
			ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP or IFRS (when adopted by the Corporation);
			iii)	the appropriateness, acceptability, and quality of the Corporation's accounting policies; and
			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.
	Financial Information and Earnings Guidance	e)
Discuss with management the use of "pro forma" or "adjusted" non-GAAP (or IFRS when adopted by the Corporation) information and the applicable reconciliation, as well as approval in principle of the process to provide financial and related information to analysts and rating agencies. The Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies.
	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements.

	Litigation	g)	Discuss with the Corporation's Chief Legal Officer any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.
	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management.
2.	Risk Management and Disclosure and Internal Control
	Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
			i)	the risks inherent in the Corporation's businesses, facilities and strategic direction;
			ii)	the overall risk management strategies (including insurance coverage);
			iii)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
			iv)	the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations.
	Adequacy of Disclosure and Internal Controls	b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of disclosure controls and internal controls over financial reporting within the Corporation in connection with the certifications signed by the CEO and CFO and filed with securities regulators. Management's evaluation will include a review of:
i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and
ii)
internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal controls.
	Risk Management Processes	c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks.
	Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation.
3.	External Auditors
	Appointment and Remuneration of	a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board:
	External Auditors*		i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

			ii)	the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders.
		b)	Resolve any disagreements between management and the external auditor regarding financial reporting.
		c)	The external auditors shall report directly to the Committee.
	Independence of External Auditors	d)	Review a formal written statement requested at least annually from the external auditor describing:
			i)	the firm's internal quality control procedures;
ii)
any material issues raised by the most recent internal quality control review, peer review of the firm, or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
			iii)	any steps taken to deal with any such issues; and
			iv)	all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.
	Rotation of Senior Audit Partner	e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.
	Remuneration of External Auditors	f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.
	Restrictions on Hiring Employees of External Auditor	g)
Ensure the establishment of policies relating to Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.
	Meeting with Auditors and Management	h)
The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors.
4.	Internal Audit
	Mandate and Appointment of Internal Audit	a)	i)	review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility;

			ii)	approve whether the internal audit activity should be outsourced and if outsourced approve the supplier; and
			iii)	review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider.
	Internal Audit Plans	b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts.
	Internal Audit Responsibilities	c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit.
	Audit Findings and Recommendations	d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.
5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures.
	Pension Funding	b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdiction.
	Amendments to Plans for Changes in Benefit Levels	c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes.
	Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate.
	Savings and Retirement Plan Financial Statements	e)
Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations.
	Pension and Savings Plans Committees Reports*	f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds.
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates.
	Delegation to the Pension and Savings Plan Committees	h)	Approve the delegation of certain responsibilities to members of the pension and savings plans committees.
	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports.

	Accounting Assumptions	j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities.
6.	General Duties
	Business Conduct Policy Compliance	a)
Obtain reports at least annually from the Chief Compliance Officer on the Corporation's and its subsidiary/foreign affiliated entities' conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy).
	Code of Ethics	b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function.
	Public Disclosure	c)
Review, monitor and assess, on a regular basis, the adequacy of the Corporation's Communication and Disclosure Policy that establishes guidelines and standards for communications with shareholders, investment analysts, other stakeholders and the public generally.
	Compliance Reporting Process	d)
Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.
	Regulatory Matters	e)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's compliance policies.
	Mandate Review*	f)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate.
	Annual Performance Evaluation	g)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

* Board approval required

 Annex C

Board of Directors

        Our Board of Directors, or "Board", facilitates its exercise of independent judgement in its supervision of the NOVA Chemicals' management by having a Board comprised primarily of independent directors which allows the Board to act in the best interest of NOVA Chemicals without being unduly influenced by our management.

        All of the Board members (other than Mr. Woelfel) are independent of management and the other prescriptive relationships identified in NI 58-101 as they relate directly to NOVA Chemicals. Randy Woelfel is not considered to be independent by virtue of his position as the Chief Executive Officer ("CEO") of NOVA Chemicals. Although considered independent under NI 58-101, four of the seven Board members are officers of entities that are parties to the Agreement in Principle described in the following section. These members include Mr. Al Mehairi who is an officer of IPIC; Dr. Roiss and Mr. Davies who are officers of OMV; and Mr. Garrett who is an officer of Borealis.

        None of the Board members are directors of other public companies, other than Dr. Roiss who is a director of Osterreichische POST AG.

Nomination of Directors

        IPIC, OMV and Borealis entered into an Agreement in Principle (the "AiP") in August 2009 to define our future corporate governance structure, including the composition of our Board of Directors and the creation of an owners' committee ("Owners' Committee") that will consist of four members – two nominated by IPIC and two nominated by OMV. Pursuant to the terms of the AiP, the four members of the Owners' Committee shall also be members of our Board of Directors and, in each such capacity, will effectively control, to the extent permitted by law, matters to be determined by our Board of Directors and shareholders. Through this arrangement, OMV will share control of our company with IPIC. In accordance with the AiP, our Board of Directors consists of seven members – four nominated by IPIC, two nominated by OMV and one nominated by Borealis.

Compensation

        The Remuneration Committee of our Board of Directors (formerly the Human Resources Committee) is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals, including in respect of the CEO. The Remuneration Committee Chairman has direct access to an independent external compensation consultant, Towers Watson (formerly Towers Perrin) on executive compensation and human resource matters. Towers Watson provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions. The Remuneration Committee determines the value and mix of compensation for the CEO with input from Towers Watson and makes a recommendation to the Board for approval.

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is currently comprised of: (i) an annual retainer; (ii) annual committee member retainer; and (iii) annual committee chair retainer. Our sole shareholder determines the compensation for members of our Board.

Director Orientation and Continuing Education

        On joining the Board, each new director receives comprehensive orientation materials covering key operating practices and current issues, and an overview of committee mandates and issues and organization-wide policies and practices. At regularly scheduled Board and committee meetings, directors are given updates on emerging business and governance initiatives.

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        Presentations and tours at the sites of our principal operations are provided to directors on a periodic basis, in conjunction with Board meetings, for the purpose of acquainting directors with our operations and the communities in which they are located.

Ethical Business Conduct

        All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers and is reviewed and certified by such officers on a quarterly basis. The Business conduct policy and the Code of Ethics can be accessed at www.novachemicals.com. There were no material departures from the Business Conduct Policy and the Code of Ethics in 2009.

        From time to time, matters may come before the Board where a director may have a conflict of interest. If and when such matters arise, that director will declare himself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Questionnaires for Directors and Officers, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance.

        A hotline, known as the "Ethics Line" was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals' Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented a mandatory questionnaire, which employees are required to complete electronically on a regular basis. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the annual questionnaire or by any other means, are reported regularly to the Audit Committee, and a summary of all of the issues that have been reported is also provided to the Audit Committee on an annual basis.

Assessments

        IPIC's subsidiary, NOVA Chemicals Holding GmbH, holds all of our issued and outstanding common shares, which are our only class of shares issued and outstanding. The performance of the Board of the Directors is assessed by our sole shareholder, from time to time, and changes to Board composition are made, in a time and manner as such shareholder may determine, and as may be agreed by the parties to the AiP.

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QuickLinks

  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
TRADEMARKS
Annex A RISK FACTORS
Annex B
Schedule 1
AUDIT, FINANCE AND RISK COMMITTEE MANDATE
Annex C